Exhibit 99.1

ELEVATOR

BCE Inc.

Q2

SHAREHOLDER REPORT
2016 SECOND QUARTER

AUGUST 3, 2016

TABLE OF CONTENTS

Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS			1
1	OVERVIEW		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	7
	2.4	Operating costs	8
	2.5	Net earnings	9
	2.6	Adjusted EBITDA	10
	2.7	Severance, acquisition and other costs	11
	2.8	Depreciation and amortization	11
	2.9	Finance costs	11
	2.10	Other income	12
	2.11	Income taxes	12
	2.12	Net earnings attributable to common shareholders and EPS	12
3	BUSINESS SEGMENT ANALYSIS		13
	3.1	Bell Wireless	13
	3.2	Bell Wireline	17
	3.3	Bell Media	21
4	FINANCIAL AND CAPITAL MANAGEMENT		24
	4.1	Net debt	24
	4.2	Outstanding share data	24
	4.3	Cash flows	25
	4.4	Post-employment benefit plans	27
	4.5	Financial risk management	27
	4.6	Credit ratings	28
	4.7	Liquidity	28
5	QUARTERLY FINANCIAL INFORMATION		30
6	REGULATORY ENVIRONMENT		31
7	BUSINESS RISKS		32
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		34
	8.1	Our accounting policies	34
	8.2	Non-GAAP financial measures and key performance indicators (KPIs)	35
	8.3	Controls and procedures	37
CONSOLIDATED FINANCIAL STATEMENTS			38
	Consolidated income statements		38
	Consolidated statements of comprehensive income		39
	Consolidated statements of financial position		40
	Consolidated statements of changes in equity		41
	Consolidated statements of cash flows		42
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS			43
	Note 1	Corporate information	43
	Note 2	Basis of presentation and significant accounting policies	43
	Note 3	Business acquisitions	44
	Note 4	Segmented information	45
	Note 5	Operating costs	47
	Note 6	Severance, acquisition and other costs	47
	Note 7	Other income	48
	Note 8	Earnings per share	48
	Note 9	Debt	48
	Note 10	Post-employment benefit plans	49
	Note 11	Financial assets and liabilities	49
	Note 12	Share capital	51
	Note 13	Share-based payments	51

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 35 to 37 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2016 (Q2 2016 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2015 dated March 3, 2016 (BCE 2015 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2016 dated April 27, 2016 (BCE 2016 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 3, 2016, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2015 dated March 3, 2016 (BCE 2015 AIF) and recent financial reports, including the BCE 2015 Annual MD&A and the BCE 2016 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2016 and 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2, Key corporate and business developments, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, section 3.2, Bell Wireline – Update to the 2016 outlook, section 3.3, Bell Media – Key business developments, section 4.7, Liquidity and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the expected timing and completion of BCE’s proposed acquisition of all of the issued and outstanding shares of Manitoba Telecom Services Inc. (MTS) and of BCE’s proposed disposition of certain postpaid wireless subscribers and dealer locations of MTS to TELUS Corporation (TELUS), the sources of liquidity we expect to use to fund the proposed acquisition of MTS, certain benefits expected to result from the proposed acquisition of MTS, our network deployment plans and related capital investments, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 3, 2016 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. In addition, the nature and value of capital investments planned to be made by BCE in Manitoba assumes completion of the MTS transaction as well as our ability to access or generate the necessary sources of capital. We believe that these assumptions were reasonable at August 3, 2016. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, or in the BCE 2016 First Quarter MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2015 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described or referred to in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 3, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 1
1	OVERVIEW	MD&A

1 Overview

1.1 Financial highlights

BCE Q2 2016 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating revenues	5,340	5,326	14	0.3%	10,610	10,566	44	0.4%
Operating costs	(3,072)	(3,129)	57	1.8%	(6,179)	(6,275)	96	1.5%
Adjusted EBITDA	2,268	2,197	71	3.2%	4,431	4,291	140	3.3%
Adjusted EBITDA margin(1)	42.5%	41.3%		1.2%	41.8%	40.6%		1.2%
Net earnings attributable to:
Common shareholders	778	759	19	2.5%	1,485	1,291	194	15.0%
Preferred shareholders	35	39	(4)	(10.3%)	72	77	(5)	(6.5%)
Non-controlling interest	17	16	1	6.3%	31	29	2	6.9%
Net earnings	830	814	16	2.0%	1,588	1,397	191	13.7%
Adjusted net earnings	824	735	89	12.1%	1,558	1,440	118	8.2%
Net earnings per common share (EPS)	0.89	0.90	(0.01)	(1.1%)	1.71	1.53	0.18	11.8%
Adjusted EPS(1)	0.94	0.87	0.07	8.0%	1.79	1.71	0.08	4.7%

(1)	Adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow in this MD&A for more details, including, for adjusted EBITDA, adjusted net earnings, adjusted EPS, and free cash flow, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
1	OVERVIEW	MD&A

BCE statements of cash flows – selected information

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Cash flow from operating activities	1,890	1,841	49	2.7%	3,180	2,886	294	10.2%
Capital expenditures	(950)	(914)	(36)	(3.9%)	(1,802)	(1,741)	(61)	(3.5%)
Free cash flow	934	931	3	0.3%	1,352	1,162	190	16.4%

Q2 2016 financial highlights

BCE revenues grew 0.3% in the second quarter of 2016, compared to last year, reflecting higher service revenues of 1.3% driven by our Bell Wireless and Bell Media segments, moderated by a decline in our Bell Wireline segment. Net earnings increased by 2.0% compared to the same period last year due to higher revenues and lower operating costs, which resulted in higher adjusted EBITDA, and lower finance costs, partly offset by higher severance, acquisition and other costs, higher income taxes and higher net depreciation and amortization expense. Adjusted EBITDA increased by 3.2% in the quarter, reflecting growth across all three of our segments. This led to adjusted EBITDA margin expansion to 42.5%, up 1.2% compared to Q2 2015.

The increase in BCE adjusted EBITDA in Q2 2016 was driven by higher service revenue flow-through from our wireless, Internet, Internet protocol television (IPTV), and media businesses, along with effective cost containment at Bell Wireline and disciplined subscriber growth at Bell Wireless. This was moderated by the continued erosion of traditional voice and data revenues reflecting a decline in our wholesale business, the unfavourable impact of the ongoing market softness in our Bell Business Markets unit and higher content costs in our Bell Media segment.

Net earnings attributable to common shareholders of $778 million in the second quarter of 2016 increased by $19 million compared to the same period last year. The increase in Q2 2016 was due to higher adjusted EBITDA and lower finance costs, partly offset by higher severance, acquisition and other costs, higher income taxes and higher net depreciation and amortization expense.

Excluding the impact of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, adjusted net earnings in the second quarter of 2016 was $824 million, or $0.94 per common share, compared to $735 million, or $0.87 per common share for the same period last year.

Cash flows from operating activities in the second quarter of 2016 increased by $49 million compared to Q2 2015 due mainly to higher adjusted EBITDA and lower income taxes paid, partly offset by a decrease in working capital.

Free cash flow in Q2 2016 of $934 million is essentially unchanged compared to the same period last year as the increase in cash flows from operating activities was mainly offset by higher capital expenditures.

1.2 Key corporate and business developments

Proposed acquisition of MTS

On May 2, 2016, BCE announced that it intends to acquire all of the issued and outstanding common shares of MTS in a transaction valued at approximately $3.9 billion, including net debt of approximately $0.8 billion. The combined company’s Manitoba operations will be known as Bell MTS in recognition of the powerful brand presence the MTS team has built across Manitoba, with Winnipeg becoming Bell’s Western Canada headquarters. The transaction will be completed through a plan of arrangement under which BCE will acquire all of the issued and outstanding common shares of MTS for $40 per share, which will be paid with a combination of BCE shares and cash. The cash component will be funded from available sources of liquidity and/or through debt financing and BCE will issue approximately 28 million common shares for the equity portion of the transaction. The acquisition of MTS is expected to provide immediate free cash flow accretion and significant operational synergies and tax savings, while supporting BCE’s broadband leadership strategy.

On June 23, 2016, MTS shareholders approved BCE’s acquisition of MTS at a special shareholders meeting. The special resolution to approve the statutory plan of arrangement was supported by 99.66% of the 43,098,172 votes cast by MTS shareholders.

On June 29, 2016, the Manitoba Court of Queen’s Bench issued a final order approving BCE’s acquisition of MTS.

Expected to close at the end of 2016 or early 2017, BCE’s acquisition of MTS remains subject to the receipt of regulatory approvals from the Canadian Radio-television and Telecommunications Commission (CRTC) under the Broadcasting Act, from the Competition Bureau under the Competition Act and from the Minister of Innovation, Science and Economic Development Canada (ISED) under the Radiocommunication Act, and the satisfaction or waiver of other customary closing conditions. If the transaction does not close under certain circumstances, including failure to obtain required regulatory approvals, BCE may be liable to pay a break fee of $120 million to MTS.

Concurrent with the announcement of its intention to acquire MTS, BCE also announced on May 2, 2016 its intention to divest of one-third of the postpaid wireless subscribers of MTS to TELUS following the completion of BCE’s acquisition of MTS. As part of the transaction, BCE also intends to assign one-third of MTS’ dealer locations in Manitoba to TELUS. The transaction with TELUS is subject to regulatory approvals and customary closing conditions. The acquisition of MTS is not conditional on completion of the transaction with TELUS. BCE may be liable to pay a break fee of $75 million to TELUS if the transaction with TELUS does not close under certain circumstances.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 3
1	OVERVIEW	MD&A

Bell and MTS to expand broadband services in Manitoba

On May 20, 2016, BCE and MTS announced plans to ensure continuous broadband wireless coverage along Highway 75, Manitoba’s main transportation corridor linking Winnipeg with the United States border at Emerson. Three major new Bell MTS wireless cell sites linked by broadband fibre will close existing gaps to ensure continuous Fourth Generation (4G) Long-Term Evolution (LTE) and High-speed packet access plus (HSPA+) coverage all along the highway.

On July 7, 2016, BCE and MTS announced extensive plans for the expansion of mobile and wireline broadband communications networks in Northern Manitoba including:

  Full LTE and HSPA+ wireless coverage for the Highway 6 corridor to Thompson, Manitoba’s hub of the North
  New wireless and wireline broadband services for five indigenous communities
  Enhanced broadband service for key mining centre Flin Flon

Recognition of Bell’s environmental leadership

United States magazine Newsweek once again recognized Bell’s environmental leadership by naming it on its annual list of the top green companies in the world. Bell placed 110th on the newsmagazine’s 2016 list of 500 publicly traded international companies and is the only Canadian communications provider on the list. Bell ranked sixth out of the 16 Canadian companies recognized for 2016. The first telecommunications company in Canada to achieve the highest level certification for its environmental management system (ISO 14001), Bell continuously seeks to reduce the environmental impact of its operations across its networks, Information Technology (IT) infrastructure, buildings and service fleet. In 2015, we made progress in a number of areas, reducing electricity by about 26 gigawatt hours and generating about 450,000 kilowatt hours (kWh) of renewable energy from solar and wind power sources. We also reduced fuel consumption by about 3 million litres due in part to our investment in more than 1,000 new fuel-efficient replacement vehicles and the continuous efforts of team members to reduce idling.

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy
  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.3% in 2016, down forty basis points from an earlier estimate of 1.7%
  Sustained weak employment growth, as the overall level of business investment is expected to remain soft
  Interest rates to remain relatively stable for the remainder of 2016 after declining in the first half of the year
  Strengthened Canadian dollar since the beginning of the year to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

4 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2016 compared to Q2 and YTD 2015. It focuses on BCE’s consolidated operating results and provides financial information for each of our business segments. For further discussion and analysis of our Bell Wireless, Bell Wireline and Bell Media business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating revenues	5,340	5,326	14	0.3%	10,610	10,566	44	0.4%
Operating costs	(3,072)	(3,129)	57	1.8%	(6,179)	(6,275)	96	1.5%
Adjusted EBITDA	2,268	2,197	71	3.2%	4,431	4,291	140	3.3%
Severance, acquisition and other costs	(57)	(24)	(33)	n.m.	(99)	(248)	149	60.1%
Depreciation	(713)	(720)	7	1.0%	(1,452)	(1,432)	(20)	(1.4%)
Amortization	(156)	(134)	(22)	(16.4%)	(305)	(261)	(44)	(16.9%)
Finance costs
Interest expense	(217)	(230)	13	5.7%	(436)	(456)	20	4.4%
Interest on post-employment benefit obligations	(21)	(28)	7	25.0%	(41)	(55)	14	25.5%
Other income	41	43	(2)	(4.7%)	64	23	41	n.m.
Income taxes	(315)	(290)	(25)	(8.6%)	(574)	(465)	(109)	(23.4%)
Net earnings	830	814	16	2.0%	1,588	1,397	191	13.7%
Net earnings attributable to:
Common shareholders	778	759	19	2.5%	1,485	1,291	194	15.0%
Preferred shareholders	35	39	(4)	(10.3%)	72	77	(5)	(6.5%)
Non-controlling interest	17	16	1	6.3%	31	29	2	6.9%
Net earnings	830	814	16	2.0%	1,588	1,397	191	13.7%
Adjusted net earnings	824	735	89	12.1%	1,558	1,440	118	8.2%
EPS	0.89	0.90	(0.01)	(1.1%)	1.71	1.53	0.18	11.8%
Adjusted EPS	0.94	0.87	0.07	8.0%	1.79	1.71	0.08	4.7%

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q2 2016	Q2 2015	% CHANGE
Wireless subscribers	8,280,693	8,124,824	1.9%
Postpaid	7,471,069	7,206,453	3.7%
High-speed Internet subscribers(1)	3,418,785	3,316,351	3.1%
TV (Satellite and IPTV subscribers)	2,750,596	2,674,796	2.8%
IPTV	1,265,786	1,040,791	21.6%
Total growth services	14,450,074	14,115,971	2.4%
Wireline NAS lines(1)	6,476,683	6,903,652	(6.2%)
Total services	20,926,757	21,019,623	(0.4%)

(1)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 5
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE NET ACTIVATIONS

	Q2 2016	Q2 2015	% CHANGE	YTD 2016	YTD 2015	% CHANGE
Wireless subscribers	44,730	22,110	102.3%	34,862	6,196	462.7%
Postpaid	69,848	61,033	14.4%	95,653	96,406	(0.8%)
High-speed Internet subscribers	7,539	18,606	(59.5%)	27,322	58,256	(53.1%)
TV (Satellite and IPTV subscribers)	2,101	16,690	(87.4%)	12,100	43,680	(72.3%)
IPTV	35,255	50,466	(30.1%)	82,995	111,329	(25.5%)
Total growth services	54,370	57,406	(5.3%)	74,284	108,132	(31.3%)
Wireline NAS lines	(88,825)	(113,509)	21.7%	(196,457)	(223,448)	12.1%
Total services	(34,455)	(56,103)	38.6%	(122,173)	(115,316)	(5.9%)

BCE added 54,370 net new customer connections to its growth services in Q2 2016, representing a 5.3% decline over Q2 2015. This consisted of:

  69,848 net postpaid wireless customers, which was partly offset by the loss of 25,118 net prepaid wireless customers
  7,539 net high-speed Internet customers
  2,101 net TV subscribers, reflecting the addition of 35,255 net new IPTV customers, partially offset by the net loss of 33,154 satellite TV customers

In the first six months of 2016, BCE added 74,284 net new growth service customers, representing a 31.3% decline over the same period of 2015. This consisted of:

  95,653 net postpaid wireless customers, which was partly offset by the loss of 60,791 net prepaid wireless customers
  27,322 net high-speed Internet customers
  12,100 net TV subscribers, reflecting the addition of 82,995 net new IPTV customers, partially offset by the net loss of 70,895 satellite TV customers

NAS net losses were 88,825 in Q2 2016 and 196,457 in the first half of 2016, resulting in an improvement of 21.7% and 12.1%, respectively, over the corresponding periods in 2015.

Total BCE customer connections across all services declined modestly by 0.4%, year over year, as the increase in our growth services customer base of 2.4% was not sufficient to offset the continued erosion in traditional wireline NAS lines.

At June 30, 2016, BCE served a total of:

  8,280,693 wireless customers, up 1.9% year over year, which included 7,471,069 postpaid customers, an increase of 3.7% since the end of Q2 2015, and 809,624 prepaid customers, down 11.8% year over year
  3,418,785 high-speed Internet customers, up 3.1% from Q2 2015
  2,750,596 total TV customers, up 2.8% from Q2 2015, which included 1,265,786 IPTV customers, an increase of 21.6% compared to Q2 2015, and 1,484,810 satellite TV customers, a decline of 9.1% year over year
  6,476,683 total wireline NAS lines, a decrease of 6.2% from Q2 2015

6 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.3 Operating revenues

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	1,735	1,697	38	2.2%	3,428	3,334	94	2.8%
Bell Wireline	2,979	3,042	(63)	(2.1%)	5,962	6,069	(107)	(1.8%)
Bell Media	779	740	39	5.3%	1,520	1,466	54	3.7%
Inter-segment eliminations	(153)	(153)	–	–	(300)	(303)	3	1.0%
Total BCE operating revenues	5,340	5,326	14	0.3%	10,610	10,566	44	0.4%

BCE

Total operating revenues for BCE increased by 0.3% in the second quarter of 2016 and by 0.4% in the first half of 2016, compared to the same periods last year, attributable to growth in our Bell Wireless and Bell Media segments, moderated by lower year-over-year revenues in our Bell Wireline segment. This consisted of service revenues of $4,988 million and $9,896 million in Q2 2016 and the first half of the year, respectively, increasing 1.3% compared to the same periods in 2015. Product revenues of $352 million in Q2 2016, and $714 million in the first half of 2016, declined by 12.3% and 10.2%, respectively, over the corresponding periods of last year.

BELL WIRELESS

Bell Wireless operating revenues were up 2.2% this quarter and 2.8% for the first six months of 2016 compared to the same periods in 2015, attributable to service revenue growth of 4.6% and 4.9%, respectively, driven by a larger postpaid customer base coupled with blended average revenue per user (ARPU) growth. The increase in ARPU was generated by the adoption of higher rate plans, driven by ongoing customer shift from three-year to two-year contracts, increased data usage from greater smartphone penetration and a growing base of postpaid LTE and LTE Advanced (LTE-A) customers. The growth in data revenues was offset in part by the continued decline in voice revenues. Product revenues decreased by 23.5% in Q2 2016 and by 21.0% for the first six months of the year compared to the same periods last year, mainly as a result of greater promotional offers in a highly competitive marketplace, as well as a fewer number of device upgrades, moderated by a greater proportion of premium smartphone devices in our sales mix.

BELL WIRELINE

Bell Wireline operating revenues declined by 2.1% in Q2 2016 and by 1.8% in the first half of the year, compared to the same periods last year, driven by the continued erosion in our traditional voice and data revenues, including declines in our wholesale business, the sale of a call centre subsidiary in the third quarter of 2015, as well as reflecting intense competition from cable competitors driving higher acquisition and retention discounts. Additionally, market softness in our Bell Business Markets unit drove reduced customer spending on data services and equipment. The decline in wireline revenues was partly mitigated by ongoing Internet and IPTV subscriber growth along with higher retail household ARPU.

BELL MEDIA

Bell Media operating revenues increased by 5.3% in Q2 2016 and by 3.7% in the first six months of 2016, in comparison to the same periods in 2015, due to increased subscriber revenues from Bell Media’s expansion of The Movie Network (TMN) into a national pay TV service, the continued growth of CraveTV, our streaming service, and TV Everywhere Go Products, as well as rate increases on certain specialty channels. Q2 2016 was also favourably impacted by modest growth in advertising revenues driven by sports specialty services, and higher out-of-home (OOH) advertising revenues due to the acquisition of Métromédia CMR Plus Inc. (Métromédia) on January 5, 2016 and new contract wins, partially offset by lower conventional and radio advertising revenues due to market softness. However, in the first half of the year, the decline in conventional TV and radio advertising revenues more than offset the growth in specialty TV and OOH advertising revenues.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 7
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.4 Operating costs

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	(963)	(980)	17	1.7%	(1,895)	(1,905)	10	0.5%
Bell Wireline	(1,706)	(1,777)	71	4.0%	(3,432)	(3,563)	131	3.7%
Bell Media	(556)	(525)	(31)	(5.9%)	(1,152)	(1,110)	(42)	(3.8%)
Inter-segment eliminations	153	153	–	–	300	303	(3)	(1.0%)
Total BCE operating costs	(3,072)	(3,129)	57	1.8%	(6,179)	(6,275)	96	1.5%

BCE

Total BCE operating costs decreased by 1.8% this quarter and by 1.5% in the first half of 2016, compared to the same periods of 2015, as savings in our Bell Wireline and Bell Wireless segments more than offset higher costs in our Bell Media segment.

BELL WIRELESS

Bell Wireless operating expenses decreased by 1.7% in Q2 2016 and 0.5% in the first six months of 2016 compared to the same periods last year. The year-over-year decline in operating costs reflected:

  Lower customer retention spending in Q2 2016 mainly attributable to lower year-over-year subsidized upgrade volumes, given that Q2 2015 was impacted by the convergence of three-year and two-year contract expiries (referred to as “double cohort” in the wireless industry) following the final application of the mandatory code of conduct on June 3, 2015 for providers of retail mobile wireless voice and data services in Canada (Wireless Code), which resulted in greater activity in the marketplace. This decline was partially offset by a greater number of premium smartphone devices in our upgrade mix, as well as greater promotional pricing. Conversely, customer retention costs increased modestly in the first six months of the year.
  Decreased labour costs due to reduced customer call volumes and lower network operating costs

These factors were offset partly by:

  Higher subscriber acquisition costs driven by a larger proportion of postpaid gross activations, the sale of more expensive smartphones and higher promotional pricing, offset in part by fewer year-over-year gross activations
  Higher bad debt expense driven primarily by increased revenue
(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

8 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Bell Wireline’s operating costs declined by 4.0%, in Q2 2016 and by 3.7% in the first six months of the year, compared to the same periods last year, reflecting:

  Lower labour costs resulting from workforce reductions, lower call volumes to our customer service centers, and vendor contract savings
  Decreased post-employment benefit expense driven by a higher discount rate. Additionally, a gain recorded on an alignment of certain
  Bell Aliant defined benefit (DB) pension plans with those of Bell Canada in the first quarter of 2016 also contributed to the year-to-date reduction.
  Decreased cost of goods and services sold corresponding to lower product and business solutions services revenues
  Lower payments to other carriers attributable to reduced volumes

This was partly offset by higher programming costs for our IPTV unit driven by a larger subscriber base and programming rate increases.

BELL MEDIA

Bell Media operating costs increased by 5.9% in Q2 2016 and by 3.8% in the first half of the year, compared to the same periods last year, due to higher programming and content costs relating to sports broadcast rights, the TMN national expansion and CraveTV, along with higher costs associated with the Métromédia acquisition and contract wins. This was mitigated in part by lower labour costs resulting from the 2015 workforce reduction initiative.

2.5 Net earnings

Net earnings increased by 2.0% in the second quarter of 2016 compared to the same period last year due to higher revenues and lower operating costs, which resulted in higher adjusted EBITDA, and lower finance costs, partly offset by higher severance, acquisition and other costs, higher income taxes and higher net depreciation and amortization expense.

Year to date, net earnings of $1,588 million increased by 13.7% compared to the same period last year due mainly to lower severance, acquisition and other costs, higher revenues and lower operating costs, which resulted in higher adjusted EBITDA, higher other income and lower finance costs, partly offset by higher income taxes and higher net depreciation and amortization expense.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 9
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.6 Adjusted EBITDA

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	772	717	55	7.7%	1,533	1,429	104	7.3%
Bell Wireline	1,273	1,265	8	0.6%	2,530	2,506	24	1.0%
Bell Media	223	215	8	3.7%	368	356	12	3.4%
Total BCE adjusted EBITDA	2,268	2,197	71	3.2%	4,431	4,291	140	3.3%
BCE adjusted EBITDA margin	42.5%	41.3%		1.2%	41.8%	40.6%		1.2%

BCE

BCE’s adjusted EBITDA was 3.2% higher in the second quarter of 2016 and 3.3% higher in the first half of 2016, compared to the corresponding periods in 2015, driven by growth across all three of our segments.

BCE’s adjusted EBITDA margin increased to 42.5% this quarter, and to 41.8% in the first six months of the year, representing a 1.2% increase compared to the same periods of 2015. The growth was driven by service revenue flow-through from higher year-over-year wireless ARPU, increased Internet, TV and media services revenue, effective cost containment in our Bell Wireline segment and lower operating costs in our Bell Wireless segment. This was moderated in part by the continued erosion in our traditional voice and data services reflecting declines in our wholesale business, higher content costs in our Bell Media and Bell Wireline segments, as well as the unfavourable impact of market softness in our Bell Business Market unit.

BELL WIRELESS

Bell Wireless adjusted EBITDA grew by 7.7% in the second quarter of 2016 and by 7.3% in the first six months of the year, compared to the same periods last year, due to the growth in service revenues driven by a higher postpaid customer base and higher blended ARPU along with lower operating costs.

BELL WIRELINE

Bell Wireline adjusted EBITDA increased by 0.6% this quarter and by 1.0% in the first six months of the year, compared to the same periods in 2015, as a result of:

  Ongoing growth in our Internet and IPTV businesses
  Sustained effective cost management

This was offset in part by:

  The continuing loss of higher-margin traditional voice and data service revenues
  The unfavourable impact of slow economic growth on our Bell Business Markets unit

BELL MEDIA

Bell Media adjusted EBITDA increased by 3.7% and 3.4% in Q2 2016 and in the first half of the year, respectively, compared to the same periods last year, as the higher operating revenues and the favourable impact of the workforce reduction initiative more than offset the growth in programming and content costs.

10 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.7 Severance, acquisition and other costs

2016

Severance, acquisition and other costs of $57 million in the second quarter of 2016 and $99 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $35 million in Q2 2016 and $57 million on a year-to-date basis
  Acquisition and other costs of $22 million in Q2 2016 and $42 million on a year-to-date basis, includes transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions as well as severance and integration costs relating to the privatization of Bell Aliant Inc.

2015

Severance, acquisition and other costs of $24 million in the second quarter of 2015 and $248 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $20 million in Q2 2015 and $50 million on a year-to-date basis
  Acquisition and other costs of $4 million in Q2 2015 and $198 million on a year-to-date basis, related mainly to severance and integration costs due to the privatization of Bell Aliant Inc., and transaction costs, such as legal and financial advisory fees, related to acquisitions. Year to date, a charge of $137 million was also incurred for the litigation claim for satellite TV signal piracy.

2.8 Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter decreased by $7 million compared to the same period in 2015 mainly due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process, partly offset by a higher depreciable asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service. The changes to useful lives have been applied prospectively, effective January 1, 2016, and are not expected to have a significant impact on our financial statements.

Depreciation on a year-to-date basis in 2016 increased by $20 million compared to the same period in 2015, due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service, partly offset by an increase in the estimate of useful lives of certain assets.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2016 increased by $22 million and $44 million, respectively, compared to the same periods in 2015 due mainly to a higher asset base.

2.9 Finance costs

INTEREST EXPENSE

Interest expense in the second quarter of 2016 and on a year-to-date basis in 2016 decreased by $13 million and $20 million, respectively, compared to the same periods last year, mainly as a result of lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2016, the discount rate was 4.2% as compared to 4.0% on January 1, 2015.

In the second quarter and on a year-to-date basis in 2016, interest expense decreased by $7 million and $14 million, respectively, compared to the same periods last year due to a lower post-employment benefit obligation.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 11
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.10 Other income

2016

Other income of $41 million in the second quarter of 2016 included mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases.

Other income of $64 million on a year-to-date basis in 2016 included gains on investments and mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases and early debt redemption costs.

2015

Other income of $43 million in the second quarter of 2015 and $23 million year-to-date 2015 included a gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel Inc. (Glentel) to Rogers Communications Inc. (Rogers). This was partly offset by losses from our equity investments of $76 million in Q2 2015 and $70 million year-to-date 2015, which included a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

2.11 Income taxes

Income taxes in the second quarter of 2016 and on a year-to-date basis in 2016 increased by $25 million and $109 million, respectively, compared to the same periods last year, due mainly to higher taxable income, a lower value of uncertain tax positions favourably resolved in 2016 compared to 2015 and a higher statutory tax rate.

2.12 Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $778 million in the second quarter of 2016 increased by $19 million compared to the same period last year. The increase in Q2 2016 was due to higher adjusted EBITDA and lower finance costs, partly offset by higher severance, acquisition and other costs, higher income taxes and higher net depreciation and amortization expense.

Year to date, net earnings attributable to common shareholders of $1,485 million increased by $194 million compared to the same period last year due mainly to lower severance, acquisition and other costs, higher adjusted EBITDA, higher other income and lower finance costs, partly offset by higher income taxes and higher net depreciation and amortization expense.

BCE’s EPS of $0.89 in Q2 2016 and $1.71 on a year-to-date basis in 2016 decreased by $0.01 and increased by $0.18 respectively, compared to the same periods last year. The average number of BCE common shares outstanding increased as a result of shares issued under a bought deal offering in December 2015 and our investment in Glentel in May 2015 which impacted EPS.

Excluding the impact of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, adjusted net earnings in the second quarter of 2016 was $824 million, or $0.94 per common share, compared to $735 million, or $0.87 per common share, for the same period last year. Adjusted net earnings in the first half of 2016 was $1,558 million, or $1.79 per common share, compared to $1,440 million, or $1.71 per common share, for the first six months of 2015.

12 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3 Business segment analysis

3.1 Bell Wireless

Key business developments

BELL MOBILE LTE RANKED AS BEST IN CANADA

Nielsen Consumer Insights has ranked Bell LTE as the #1 mobile network in Canada. Conducted in June 2016, the Nielsen survey asked 1,017 adults who they think has the best mobile network – and 33% of respondents chose Bell. Bell 4G LTE is consistently ranked as the fastest mobile network in Canada by multiple independent analysts, including PCMag.

FIRST CANADIAN TRIALS OF FIFTH GENERATION (5G) MOBILE TECHNOLOGY

In July 2016, we successfully demonstrated 5G mobile technology in collaboration with Nokia Corporation. Conducted at Bell’s Wireless Innovation Centre in Mississauga, the trial leveraged spectrum in the 73 Gigahertz (GHz) range to achieve sustained data speeds almost 7 times faster than top 4G mobile speeds now available in Canada. Expected to be commercially available as early as 2020, 5G will provide significantly faster data speeds than current 4G networks and more capacity to meet the demands of mobile customers for broadcast video and Internet of Things (IoT) applications, including connected vehicles and city-wide IoT solutions.

MOBILE DEVICE LINEUP EXPANDED

Bell Mobility continued to bring customers the latest in wireless devices with the introduction of a number of new 4G LTE smartphones and other devices from leading handset manufacturers, including the Sony Xperia XA and X Performance smartphones and the Samsung Galaxy Tab E tablet.

Financial performance analysis

2016 PERFORMANCE HIGHLIGHTS

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 13
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Service	1,610	1,539	71	4.6%	3,189	3,039	150	4.9%
Product	114	149	(35)	(23.5%)	218	276	(58)	(21.0%)
Total external revenues	1,724	1,688	36	2.1%	3,407	3,315	92	2.8%
Inter-segment revenues	11	9	2	22.2%	21	19	2	10.5%
Total Bell Wireless revenues	1,735	1,697	38	2.2%	3,428	3,334	94	2.8%

Bell Wireless operating revenues grew by 2.2% in the second quarter of 2016 and 2.8% in the first six months of the year compared to the same periods last year, as a result of higher service revenues, partly offset by lower product revenues.

  Service revenues were up 4.6% in Q2 2016 and 4.9% in the first half of 2016 compared to the same periods last year, reflecting a larger postpaid subscriber base combined with blended ARPU growth. The increase in ARPU was driven by higher average monthly access rates as customers continue to shift from three-year plans to two-year plans, as well as reflecting greater smartphone penetration and a growing base of postpaid LTE customers in our subscriber mix which continued to drive growth in data consumption. The year-over-year increase in service revenues was moderated by lower wireless voice revenues due to increased adoption of all-inclusive rate plans and the ongoing substitution for data applications.
  Product revenues decreased by 23.5% this quarter and 21.0% year to date, compared to the same periods in 2015, primarily due to greater promotional offers in a highly competitive marketplace, as well as a fewer number of device upgrades, moderated in part by a greater proportion of smartphone devices in our sales mix

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating costs	(963)	(980)	17	1.7%	(1,895)	(1,905)	10	0.5%
Adjusted EBITDA	772	717	55	7.7%	1,533	1,429	104	7.3%
Total adjusted EBITDA margin	44.5%	42.3%		2.2%	44.7%	42.9%		1.8%
Service adjusted EBITDA margin	48.0%	46.6%		1.4%	48.1%	47.0%		1.1%

Bell Wireless operating costs decreased by 1.7%, or $17 million, in the second quarter of 2016 and 0.5%, or $10 million, year to date compared to the same periods last year, mainly reflecting:

  Lower customer retention spending in Q2 2016, mainly attributable to lower year-over-year subsidized upgrade volumes, given that Q2 2015 was impacted by the double cohort which resulted in greater activity in the marketplace, partially offset by a greater number of premium smartphone devices in our upgrade mix, as well as greater promotional pricing due to a competitive market. Conversely, customer retention costs increased modestly in the first six months of the year.
  Decreased labour costs due to reduced customer call volumes to customer service centers, as well as lower network operating costs

These factors were offset partly by:

  Higher subscriber acquisition costs driven by a larger proportion of postpaid gross activations, the sale of more expensive smartphones, as well as greater promotional pricing due to a competitive marketplace, offset in part by fewer year-over-year gross activations
  Higher bad debt expense driven primarily by increased revenue

Bell Wireless adjusted EBITDA grew by 7.7% in the second quarter of 2016 and 7.3% in the first half of 2016 compared to the same periods last year, driven by higher revenues along with the lower year-over-year operating expenses. The higher flow-through of revenues expanded adjusted EBITDA margin, based on wireless service revenues, to 48.0% this quarter from 46.6% in Q2 2015. Year-to-date adjusted EBITDA margin increased to 48.1% compared to 47.0% last year.

14 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS OPERATING METRICS

	Q2 2016	Q2 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
Blended ARPU ($/month)	64.32	62.48	1.84	2.9%	63.67	61.66	2.01	3.3%
Gross activations	379,233	384,973	(5,740)	(1.5%)	710,856	726,333	(15,477)	(2.1%)
Postpaid	316,977	317,809	(832)	(0.3%)	592,392	596,793	(4,401)	(0.7%)
Prepaid	62,256	67,164	(4,908)	(7.3%)	118,464	129,540	(11,076)	(8.6%)
Net activations	44,730	22,110	22,620	102.3%	34,862	6,196	28,666	462.7%
Postpaid	69,848	61,033	8,815	14.4%	95,653	96,406	(753)	(0.8%)
Prepaid	(25,118)	(38,923)	13,805	35.5%	(60,791)	(90,210)	29,419	32.6%
Blended churn % (average per month)	1.35%	1.49%		0.14%	1.37%	1.48%		0.11%
Postpaid	1.15%	1.23%		0.08%	1.15%	1.21%		0.06%
Prepaid	3.21%	3.48%		0.27%	3.32%	3.54%		0.22%
Subscribers	8,280,693	8,124,824	155,869	1.9%	8,280,693	8,124,824	155,869	1.9%
Postpaid	7,471,069	7,206,453	264,616	3.7%	7,471,069	7,206,453	264,616	3.7%
Prepaid	809,624	918,371	(108,747)	(11.8%)	809,624	918,371	(108,747)	(11.8%)
Cost of acquisition (COA) ($/subscriber)	478	434	(44)	(10.1%)	485	442	(43)	(9.7%)

Blended ARPU increased by 2.9% in Q2 2016 and by 3.3% in the first half of 2016 compared to the same periods last year, driven by growth in postpaid ARPU as a result of a greater percentage of customers on two-year plans, coupled with a higher mix of postpaid customers with smartphones and other data devices in our total subscriber base, resulting in greater data consumption from e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The higher speeds enabled by the expansion of our 4G LTE and LTE-A networks also drove greater data consumption which further contributed to the growth in blended ARPU. These factors were moderated by richer plans with higher data usage thresholds, unlimited local and long distance calling and a greater mix of shared plans.

Total gross wireless activations decreased by 1.5% and 2.1% in the second quarter and first six months of 2016, respectively, compared to the same periods last year, reflecting lower prepaid gross activations, while postpaid gross activations were relatively stable year over year in Q2 2016 and modestly lower in the first six months of 2016 compared to last year.

  Postpaid gross activations decreased a marginal 0.3% this quarter and 0.7% year to date, compared to the same periods last year, reflecting the continued effectiveness of our promotional activities despite ongoing competitive pressures and a maturing wireless market
  Prepaid gross activations declined by 7.3% in the second quarter of 2016 and 8.6% in the first half of 2016, due to our continued focus on postpaid customer acquisitions

Smartphone adoption represented 75% of total postpaid gross activations in both Q2 2016 and the first six months of 2016 compared to 73% in Q2 2015, and 72% in the first six months of last year. The percentage of postpaid subscribers with smartphones increased to 82% at June 30, 2016 compared to 77% at the end of the same period last year.

Blended wireless churn improved by 0.14% in Q2 2016 to 1.35% and by 0.11% in the first six months of 2016 to 1.37%, compared to the same periods in the prior year, reflecting both lower postpaid and prepaid churn. The improvement is mainly attributable to a greater percentage of postpaid subscribers in our total subscriber base compared to last year, as postpaid customers typically have a lower churn rate than prepaid customers, and also reflects the favourable impact of our ongoing investment in customer retention and improved customer service.

  Postpaid churn of 1.15% in both the second quarter of 2016 and the first six months of 2016 improved by 0.08% and 0.06%, respectively, compared to the same periods last year. This was partly attributable to greater activity in the marketplace in Q2 2015, as a result of the onset of the double cohort on June 3, 2015. Our ongoing investment in customer retention and improved customer service also contributed to the year-over-year improvement in churn.
  Prepaid churn improved by 0.27% in the second quarter and by 0.22% year to date to 3.21% and 3.32%, respectively, as a result of fewer customer deactivations compared to the same period in 2015

Postpaid net activations increased by 14.4% this quarter but decreased by a marginal 0.8% in the first six months of 2016 compared to the same periods last year. The increase in the current quarter was attributable to lower deactivations as gross activations remained relatively stable.

Prepaid net customer losses improved by 35.5% in Q2 2016 and by 32.6% year to date, compared to the same periods last year, due to fewer customer deactivations, partially offset by lower gross activations.

Wireless subscribers totalled 8,280,693 at June 30, 2016, representing an increase of 1.9% since the end of the second quarter of 2015. The proportion of Bell Wireless customers subscribing to postpaid service increased to 90% in Q2 2016 from 89% in Q2 2015.

COA per gross activation increased year over year by $44 to $478 in Q2 2016, and by $43 to $485 in the first six months of 2016, reflecting the impact of a higher proportion of postpaid customers in our activation mix, combined with higher handset prices due to the sale of more expensive premium smartphones and greater promotional pricing.

Retention costs as a percentage of service revenue decreased to 11.9% and 11.8% in Q2 2016 and the first six months of the year, respectively, compared to 12.9% and 12.2% in the corresponding periods last year. The decrease in retention costs in Q2 2016, is mainly attributable to lower year-over-year subsidized upgrades, given that Q2 2015 was impacted by the double cohort which resulted in greater activity in the marketplace, partially offset by the ongoing shift to more expensive smartphone models in our upgrade mix and greater promotional pricing.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 15
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Earlier expiries under two-year contracts compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 98% of the Canadian population and expansion of the LTE-A network coverage to over 70% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

16 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 Bell Wireline

Key business developments

EXPANSION OF FIBRE-TO-THE-PREMISE (FTTP) BROADBAND FIBRE NETWORK

We continued to expand our FTTP broadband fibre footprint in communities across Ontario, Québec and Atlantic Canada, extending service to 96,000 premises during the quarter. At June 30, 2016, Bell’s FTTP footprint reached approximately 2.7 million homes and businesses, up from 2.1 million at the end of Q2 2015. FTTP enables Internet speeds of up to 940 Megabits per second (Mbps), and will rise to a full 1 Gigabit per second (Gbps) or faster as equipment evolves to support these speeds.

BELL FIBE TV RANKED AS BEST IN CANADA

Nielsen Consumer Insights, a market research and opinion polling company, has ranked Bell Fibe TV as the most advanced TV service in Canada. Conducted in June 2016, the Nielsen survey asked 1,017 adults who they think has the best TV service, and 30% of the respondents said Bell. Almost half (47%) said that with Fibe, Bell has the most advanced TV service in Canada.

VIRGIN MOBILE LAUNCHES HOME INTERNET IN ONTARIO

On July 5, 2016, Virgin Mobile introduced Home Internet for eligible customers in Ontario. The new high-speed Internet service offers existing Virgin Mobile customers fast download speeds of up to 25 Mbps and upload speeds of up to 10 Mbps together with large monthly data bandwidth limits.

BELL TOTAL CONNECT EXPANDED TO SMALL BUSINESSES

On May 31, 2016, Bell launched Bell Total Connect for small business customers across Ontario and Québec. Previously available only to large business and government enterprises, Bell Total Connect is the next evolution in Internet Protocol (IP) phone services, delivering a suite of advanced messaging and unified communications services on both broadband fibre and mobile LTE networks. With seamless switching between mobile devices and desk phones, Bell Total Connect lets users manage calls from their computers, laptops or smartphones, from any location where they are connected to the Internet.

BELL PARTNERS WITH MICROSOFT ON CLOUD SERVICES

In May 2016, Bell became Canada’s first communications provider to offer access to Microsoft Azure ExpressRoute, a suite of cloud services for business delivered over a private connection, providing more reliable and secure access to the cloud than typical Internet connections. With this partnership, Bell customers can access Microsoft Azure, Office 365 and Microsoft Dynamics CRM Online through Bell Cloud Connect, Bell’s dedicated high-speed broadband connection. Bell Cloud Connect and Azure ExpressRoute connections do not travel over the public Internet, and offer higher reliability, faster speeds, lower latencies, and better security than typical Internet connections.

Financial performance analysis

2016 PERFORMANCE HIGHLIGHTS

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 17
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Data	1,807	1,774	33	1.9%	3,601	3,531	70	2.0%
Local and access	781	827	(46)	(5.6%)	1,570	1,651	(81)	(4.9%)
Long distance	183	207	(24)	(11.6%)	374	420	(46)	(11.0%)
Equipment and other	167	174	(7)	(4.0%)	335	347	(12)	(3.5%)
Total external revenues	2,938	2,982	(44)	(1.5%)	5,880	5,949	(69)	(1.2%)
Inter-segment revenues	41	60	(19)	(31.7%)	82	120	(38)	(31.7%)
Total Bell Wireline revenues	2,979	3,042	(63)	(2.1%)	5,962	6,069	(107)	(1.8%)

Bell Wireline operating revenues declined by 2.1% in Q2 2016 and by 1.8% in the first six months of 2016, compared to the same periods last year, attributable to decreases in local and access, long distance and equipment and other revenues. The sale of a call centre subsidiary in the third quarter of 2015 also unfavourably impacted operating revenues. This was moderated by growth in data revenues.

Our Bell Residential Services unit continued to deliver modest revenue growth in Q2 2016, excluding the impact of the sale of a call centre subsidiary in the third quarter of 2015, driven by increased Internet and IPTV subscriber bases coupled with higher household ARPU. This growth was partially offset by higher customer acquisition and retention discounts due to aggressive cable competition, the impact of service optimization by customers, as well as the ongoing erosion of our NAS and satellite TV subscriber bases. The year-over-year decline in our wholesale business also contributed to the decrease in operating revenues. Our Bell Business Markets unit continued to experience year-over-year declines, however the rate of decline improved over Q1 2016.

  Data revenues increased by 1.9% in Q2 2016 and by 2.0% in the first six months of 2016, compared to the same periods last year, resulting from increased Internet and IPTV service revenues in our Bell Residential Services unit, driven by subscriber growth and rate increases, offset in part by lower year-over-year satellite TV revenues. The growth in data revenues was moderated by the decline in our Bell Business Markets unit revenues due to competitive pricing pressure, as well as lower business customer spending on data product sales, business solutions services, and IP-based services, driven by slow economic growth. Ongoing erosion in our traditional legacy data revenues, including declines in our wholesale business, also unfavourably impacted data revenue growth.
  Local and access revenues declined by 5.6% in Q2 2016 and by 4.9% in the first half of 2016, compared to the corresponding periods of 2015, driven by the continued loss of NAS lines due to technological substitution to wireless and Internet-based services, as well as large business customer conversions to IP-based data services, partly mitigated by residential rate increases

18 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

  Long distance revenues decreased by 11.6% this quarter and by 11.0% in the first half of 2016, compared to the same periods last year, due to fewer minutes of use by residential and business customers resulting from NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services and continued rate pressures in our residential market from customer adoption of premium rate plans
  Equipment and other revenues decreased by 4.0% in Q2 2016 and by 3.5% in the first six months of the year, over the corresponding periods in 2015, driven by lower voice equipment sales

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating costs	(1,706)	(1,777)	71	4.0%	(3,432)	(3,563)	131	3.7%
Adjusted EBITDA	1,273	1,265	8	0.6%	2,530	2,506	24	1.0%
Adjusted EBITDA margin	42.7%	41.6%		1.1%	42.4%	41.3%		1.1%

Bell Wireline operating costs decreased by $71 million, or 4.0%, in Q2 2016 and by $131 million, or 3.7% in the first six months of 2016, compared to the same periods in 2015, as a result of:

  Reduced labour costs driven by workforce reductions, lower call volumes to customer service centers, and vendor contract savings
  Decreased post-employment benefit expense driven by a higher discount rate. Additionally, a gain recorded on an alignment of certain Bell Aliant DB pension plans with those of Bell Canada in the first quarter of 2016 also contributed to the year-to-date reduction.
  Lower payments to other carriers driven by reduced volumes
  Cost of goods sold savings corresponding to decreased equipment sales
  Lower business solutions services costs attributable to lower revenues

The decline in operating costs was partly offset by increased programming costs in our Bell TV unit resulting from a higher number of IPTV subscribers and programming rate increases.

Bell Wireline adjusted EBITDA increased by 0.6% in Q2 2016 and by 1.0% in the first six months of the year, along with corresponding adjusted EBITDA margin expansion to 42.7% and 42.4% from 41.6% and 41.3%, respectively, in the same periods last year. The year-over-year increase in adjusted EBITDA reflected the growth in our Internet and IPTV businesses and ongoing disciplined cost containment, partially offset by the continued loss of higher-margin legacy voice and data service revenues including declines in our wholesale business, ongoing competitive pricing pressures and market softness in Bell Business Markets.

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q2 2016	Q2 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
High-Speed Internet net activations	7,539	18,606	(11,067)	(59.5%)	27,322	58,256	(30,934)	(53.1%)
High-Speed Internet subscribers(1)	3,418,785	3,316,351	102,434	3.1%	3,418,785	3,316,351	102,434	3.1%

(1)	Our Q1 2016 business Internet subscriber base reflects a beginning of period adjustment to reduce the number of subscribers by 21,684 in order to align practices as a result of the integration of Bell Aliant.

High-Speed Internet subscriber net activations decreased by 59.5%, or 11,067, to 7,539 in Q2 2016 and by 53.1%, or 30,934, to 27,322 in the first half of the year compared to the same periods in 2015, due to lower wholesale net activations driven by more aggressive offers from cable competitors, which unfavourably impacted both gross activations and churn. Retail residential net activations also declined due to higher churn in Q2 2016 which was driven by more aggressive offers from cable competitors, along with a greater number of customers coming off promotional offers and higher student deactivations, mitigated in part by the favourable impact from the pull-through of our IPTV service bundle offers and higher net activations from our Small Business unit.

High-Speed Internet subscribers at June 30, 2016 totalled 3,418,785, up 3.1% from the end of the second quarter of 2015.

TV

	Q2 2016	Q2 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
Net subscriber activations	2,101	16,690	(14,589)	(87.4%)	12,100	43,680	(31,580)	(72.3%)
IPTV	35,255	50,466	(15,211)	(30.1%)	82,995	111,329	(28,334)	(25.5%)
Total subscribers	2,750,596	2,674,796	75,800	2.8%	2,750,596	2,674,796	75,800	2.8%
IPTV	1,265,786	1,040,791	224,995	21.6%	1,265,786	1,040,791	224,995	21.6%

IPTV net subscriber activations decreased by 30.1%, or 15,211, to 35,255 in Q2 2016 and by 25.5%, or 28,334, to 82,995 in the first six months of the year compared to the same periods in 2015, attributable primarily to higher year-over-year deactivations due to aggressive promotional offers for service bundles from the cable competitors, a greater number of customers coming off promotional offers, slower expansion of our IPTV footprint in 2016 and reduced customer migrations from satellite TV.

Satellite TV net customer losses decreased by 1.8%, to 33,154 in the second quarter of 2016, but increased by 4.8% to 70,895 in the first six months of 2016, compared to the same periods in 2015. The Q2 2016 decline was driven by modest favourability in our wholesale and residential retail market. Conversely, the increase in the first half of 2016 compared to last year was impacted by higher retail net losses, resulting from a lower number of activations due to competitive promotional offers from cable competitors, mitigated in part by lower retail customer deactivations and fewer migrations to IPTV.

Total TV net subscriber activations (IPTV and satellite TV combined) were down 87.4% to 2,101 in Q2 2016 and 72.3% to 12,100 in the first six months of the year compared to the same periods in 2015, attributable to lower IPTV net activations and higher year-to-date satellite TV net losses, as described above.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 19
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

IPTV subscribers at June 30, 2016 totalled 1,265,786, up 21.6% from 1,040,791 subscribers reported at the end of Q2 2015.

Satellite TV subscribers at June 30, 2016 totalled 1,484,810, down 9.1% from 1,634,005 subscribers at the end of Q2 2015.

Total TV subscribers (IPTV and satellite TV combined) at June 30, 2016 equalled 2,750,596, representing a 2.8% increase since the end of the second quarter of 2015.

Local and Access

	Q2 2016	Q2 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
NAS LINES
Residential	3,397,711	3,670,167	(272,456)	(7.4%)	3,397,711	3,670,167	(272,456)	(7.4%)
Business(1)	3,078,972	3,233,485	(154,513)	(4.8%)	3,078,972	3,233,485	(154,513)	(4.8%)
Total	6,476,683	6,903,652	(426,969)	(6.2%)	6,476,683	6,903,652	(426,969)	(6.2%)
NAS NET LOSSES
Residential	(68,593)	(75,819)	7,226	9.5%	(136,021)	(141,689)	5,668	4.0%
Business(1)	(20,232)	(37,690)	17,458	46.3%	(60,436)	(81,759)	21,323	26.1%
Total	(88,825)	(113,509)	24,684	21.7%	(196,457)	(223,448)	26,991	12.1%

(1)	Our Q1 2016 business NAS subscriber base reflects a beginning of period adjustment to reduce the number of subscribers by 15,526 in order to align practices as a result of the integration of Bell Aliant.

NAS net losses improved by 21.7%, or by 24,684 lines, and by 12.1%, or by 26,991 lines, in the second quarter and first half of 2016, respectively, compared to the same periods last year, resulting from both lower residential and business NAS net losses.

Residential NAS net losses decreased by 9.5%, or by 7,226 lines, this quarter and by 4.0%, or by 5,668 lines, in the first half of the year, compared to the same periods in 2015. The decline was driven by greater NAS customer retention through the acquisition of three-product household along with the pull-through impact of IPTV activations. This was moderated by aggressive competitive offers in the marketplace and ongoing wireless and Internet-based technology substitution.

Business NAS net losses improved by 46.3%, or by 17,458 lines, in Q2 2016 and by 26.1%, or by 21,323 lines, in the first six months of the year, compared to the same periods last year, driven by reduced net losses in our large business markets, reflecting lower competitive losses and slower voice line conversion to IP-based services. This was partly offset by the ongoing impact of slow economic growth, resulting in continued soft demand for new access line installations.

The annualized rate of NAS erosion in our customer base increased from 5.8% in Q2 2015, to 6.2% in Q2 2016. At June 30, 2016, we had 6,476,683 NAS lines, compared to 6,903,652 lines at the end of Q2 2015.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth
  In the BCE 2015 Annual MD&A, we disclosed our assumption of positive full-year 2016 residential net customer additions within our wireline foot-print. As a result of competitive pressures, in particular in our wholesale business, we are no longer assuming positive full-year 2016 residential net customer additions within our wireline footprint but rather positive full-year 2016 residential TV and Internet net customer additions.
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business units as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere services, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Update to the 2016 outlook

In the BCE 2015 Annual MD&A, we disclosed that Bell’s Internet subscriber acquisitions were expected to improve in 2016 compared to 2015. As a result of competitive pressures, in particular in our wholesale business, we no longer expect Internet subscriber acquisitions to improve in 2016.

20 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 Bell Media

Key business developments

CTV IS CANADA’S MOST-WATCHED NETWORK FOR 15TH YEAR IN A ROW

With the core 2015/2016 television viewing season completed, final data from Numeris, a primary provider of viewership figures for television and radio outlets in Canada, confirmed another industry-leading year for CTV, which landed five brand-new series in the top 10 list of Canada’s most-watched TV programs. Overall, CTV laid claim to 5 of the top 5 new programs in total viewers and all key demographics, and 7 of the top 10 among all new shows. CTV ended the season as the most-watched television network in primetime for an unprecedented 15 years in a row. Final data from Numeris also confirmed that CTV ranked 14 of the top 20 programs among total viewers, giving it more top 10 and top 20 programs than all other networks combined. Reaching 18.2 million viewers on average each week in primetime, CTV reached nearly 4 million more viewers than the next closest competitor.

CTV UPFRONT EVENT SHOWCASES 2016/2017 PROGRAMMING LINEUP

At the CTV Upfront event on June 8, 2016, Bell Media presented the network’s new schedule for the 2016/2017 broadcast season to advertisers, which featured 11 new primetime series and 12 returning top 20 series. CTV will deliver its entire primetime schedule in simulcast, 19.5 hours overall, more than last season and more than any other Canadian network, as well as television’s biggest slate of live event programming, including The 89th Academy Awards, Super Bowl 51, The 74th Annual Golden Globe Awards, The 68th Primetime Emmy Awards, The 2016 American Music Awards, The 2017 Juno Awards, and The 2017 Billboard Music Awards.

EXTENSION OF INTERNATIONAL HOCKEY BROADCAST RIGHTS

Bell Media extended its broadcast agreement with the International Ice Hockey Federation (IIHF) to 2023. TSN and RDS hold exclusive multimedia rights for the IIHF Ice Hockey World Championship, including live broadcasts across TSN’s five national feeds, with live streaming and on-demand viewing available to TSN subscribers through TSN GO. RDS will also deliver live coverage across its platforms, including RDS, RDS2, RDS Info and RDS GO.

EXCLUSIVE STREAMING DEAL WITH WARNER BROTHERS FOR CRAVETV

On June 8, 2016, Bell Media concluded a multi-title, multi-year exclusive streaming deal with Warner Bros. International Television for the Canadian market that delivers some of 2016’s most-watched shows of the year to CraveTV, beginning this fall, including two of the top 5 new shows of last season – Blindspot and Lucifer – as well as superhero series DC’s Legends of Tomorrow and comedies The Detour and Angie Tribeca.

EXPANDED LICENSING AGREEMENT FOR COMEDY CENTRAL

Bell Media expanded its licensing agreement with Viacom International Media Networks to make Comedy Central original programming and library of scripted and unscripted series and specials available across multiple platforms in Canada, including our CraveTV video streaming service.

EXCLUSIVE HOME FOR THE NEW STAR TREK SERIES IN CANADA

Bell Media recently announced a licensing agreement with CBS Studios International to be the exclusive home for the new STAR TREK series in Canada. The series will premiere on CTV and then move to Space for the duration of its run, making Bell Media the only broadcaster to deliver this highly anticipated, premium drama on ad-supported networks. The new series will also become available on CraveTV.

BELL MEDIA LEADS THE WAY IN ORIGINAL 4K RESOLUTION (4K) PRODUCTIONS

Building on the success of a growing number of live event and sports broadcasts in 4K, Bell Media announced that all new TV series commissioned for its networks will be produced in the ultra-high definition (Ultra HD) format. Also, during the quarter, TSN’s five national feeds featured several Toronto Raptors, Toronto Maple Leafs and Ottawa Senator games in 4K, as well as The Masters and the UEFA Champions League Final. CTV’s broadcast of the 2016 Juno Awards was the first live awards show in North America to be produced in 4K and the iHeartRadio MuchMusic Video Awards was also filmed and broadcast in Ultra HD.

ASTRAL OUT-OF-HOME (AOOH) WINS TORONTO PEARSON EXCLUSIVE

On July 27, 2016, Bell Media’s AOOH division secured advertising rights for both in-terminal and non-terminal concessions across Toronto Pearson International Airport, becoming Canada’s airport advertising leader with a presence in 6 Canadian international airports, including Halifax Stanfield, Montréal-Pierre Elliott Trudeau, Québec City Jean Lesage, Ottawa Macdonald-Cartier and Vancouver International. With more than 41 million passengers served at Toronto Pearson each year, this partnership with Canada’s largest airport will bring the total number of travelers reached by AOOH advertising platforms to 87 million annually. AOOH will also showcase its new AeroTV platform at Toronto Pearson, featuring entertainment programming from leading Bell Media properties CTV, CTV News, TSN and more.

ACQUISITION OF GUSTO BRAND

Bell Media will launch its first food and lifestyle specialty channel later this year, featuring the established Gusto brand and its exclusive portfolio of original Canadian programming. Gusto will feature cooking, home design, fashion, travel and lifestyle programming.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 21
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Financial performance analysis

2016 PERFORMANCE HIGHLIGHTS

BELL MEDIA
REVENUES
(IN $ MILLIONS)

$740
$779
+5.3%
Q2 2015
Q2 2016

BELL MEDIA
ADJUSTED EBITDA
(IN $ MILLIONS)

$215
$223
+3.7%
Q2 2015
Q2 2016

BELL MEDIA
REVENUES
(IN $ MILLIONS)

$1,466
$1,520
+3.7%
YTD 2015
YTD 2016

BELL MEDIA
ADJUSTED EBITDA
(IN $ MILLIONS)

$356
$368
+3.4%
YTD 2015
YTD 2016

CTV IS THE MOST-WATCHED CANADIAN TV NETWORK

14 of top 20 programs

NATIONALLY AMONG TOTAL VIEWERS Q2 2016 (SPRING SEASON)

BELL MEDIA RESULTS

REVENUES

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Total external revenues	678	656	22	3.4%	1,323	1,302	21	1.6%
Inter-segment revenues	101	84	17	20.2%	197	164	33	20.1%
Total Bell Media revenues	779	740	39	5.3%	1,520	1,466	54	3.7%

Bell Media revenues grew by 5.3% and 3.7% in Q2 2016 and for the first half of the year, respectively, compared to the same periods last year.

Subscriber fee revenues increased for both Q2 and in the first six months of 2016 in comparison to the same periods last year, generated by Bell Media’s expansion of TMN into a national pay TV service, higher revenues from CraveTV due to a rate increase along with the favourable impact of our direct-to-consumer launch in January 2016. The growth from our TV Everywhere Go products and rate increases on certain specialty channels also contributed to the higher subscriber revenues.

Advertising revenues grew modestly in the second quarter of 2016, but declined for the first six months of the year, compared to the same periods last year. The modest growth in Q2 2016 reflected:

  Higher specialty TV advertising revenues driven by our specialty sports services as a result of the National Basketball Association playoffs and the success of the Toronto Raptors during the post-season as well as the broadcast of the 2016 Union of European Football Associations European Championship
  Increased OOH advertising revenues as a result of the Métromédia acquisition on January 5, 2016, along with various newly awarded contracts

This was partly offset by:

  Lower conventional TV and radio advertising revenues mainly due to market softness

The decline in advertising revenues in the first half of the year compared to last year, reflected lower conventional advertising revenues driven by a market slowdown including decreased spending by some significant customer segments along with radio market softness, moderated by growth in our specialty TV and OOH advertising revenues.

22 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating costs	(556)	(525)	(31)	(5.9%)	(1,152)	(1,110)	(42)	(3.8%)
Adjusted EBITDA	223	215	8	3.7%	368	356	12	3.4%
Adjusted EBITDA margin	28.6%	29.1%		(0.5%)	24.2%	24.3%		(0.1%)

Bell Media operating costs increased in Q2 2016 and in the first six months by 5.9% and 3.8%, respectively, compared to the same periods last year, due to higher costs for sports broadcast rights, greater content costs related to the TMN national expansion and CraveTV, along with higher costs associated with the Métromédia acquisition and contract wins. This increase in operating expenses was moderated by labour cost savings resulting from the 2015 workforce reduction initiative.

Bell Media adjusted EBITDA increased by 3.7% in Q2 2016 and 3.4% in the first half of 2016, compared to the same periods in 2015, led by higher operating revenues and lower labour costs, partially offset by increased content and programming costs.

BELL MEDIA OPERATING METRICS

  CTV led Canadian networks for the 12th consecutive spring season during primetime among total viewers and in all key adult demographics, with 14 of the top 20 programs and 7 of the top 10 shows among total viewers and in all key demographics
  Bell Media’s specialty and pay TV properties reached 83% of all Canadian English specialty and pay TV viewers in an average week in Q2 2016. Bell Media led in primetime with the top entertainment specialty channel, Discovery, while Space, Comedy and Bravo ranked in the top 10, among key viewers aged 25 to 54.
  In Québec, Bell Media maintained its leadership position in French specialty TV markets reaching 76% of viewers in an average week in Q2 2016. Five out of the top 10 Specialty channels among key viewers aged 25 to 54 were Bell Media properties (RDS, Super Ecran, Canal D, Canal Vie and Z).
  Bell Media continued to lead the Canadian digital landscape in Q2 2016 among Canadian broadcast and video network competitors with monthly averages of 18.1 million visitors, 898 million minutes spent and 51.7 million videos
  Bell Media remained Canada’s top radio broadcaster in Q2 2016, reaching 16.9 million listeners who spent in excess of 79 million hours tuned in each week
  AOOH is a key player in the market with an offering of 5 innovative product lines and 30,000 advertising faces located coast-to-coast, from Halifax to Vancouver, and strategic sites in Montréal, Québec City, Ottawa, Toronto, Vancouver, Calgary and Edmonton

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth driven by the national expansion of our TMN pay TV service, labour savings from workforce reductions in 2015, and CraveTV subscriber growth, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling
  Continued scaling of CraveTV, including a successful direct-to-consumer launch
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 23
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4 Financial and capital management

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt(1)

	JUNE 30, 2016	DECEMBER 31, 2015	$ CHANGE	% CHANGE
Debt due within one year	4,532	4,895	(363)	(7.4%)
Long-term debt	15,817	15,390	427	2.8%
Preferred shares(2)	2,002	2,002	–	–
Cash and cash equivalents	(615)	(613)	(2)	(0.3%)
Net debt	21,736	21,674	62	0.3%

(1)	Net Debt is a non-GAAP financial measure and does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net Debt in this MD&A for more details including a reconciliation to the most comparable IFRS financial measure.
(2)	50% of outstanding preferred shares of $4,004 million in 2016 and 2015 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $64 million in total debt comprised of debt due within one year and long-term debt was due to:

  an increase in our notes payable (net of repayments) of $898 million the issuance of Series M-41 medium term note (MTN) debentures at Bell Canada with a total principal amount of $750 million

Partly offset by:

  the early debt redemption of Series M-19 MTN, M-23 MTN and M-32 debentures in the principal amounts of $200 million, $500 million and $500 million, respectively the repayment of Series M-38 debentures in the principal amount of $150 million a net decrease of $234 million in our finance lease obligations and other debt

The increase in cash and cash equivalents of $2 million was mainly due to free cash flow of $1,352 million, partly offset by dividends paid on BCE common shares of $1,118 million and $246 million paid for business acquisitions mainly related to the national expansion of HBO Canada and TMN.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2016	865,614,188
Shares issued under employee stock option plan	2,094,214
Shares issued under dividend reinvestment plan	688,839
Shares issued under employee savings plan (ESP)	1,111,681
Outstanding, June 30, 2016	869,508,922

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2016	9,666,904	48
Granted	2,932,719	58
Exercised(1)	(2,094,214)	44
Forfeited	(73,853)	49
Outstanding, June 30, 2016	10,431,556	52
Exercisable, June 30, 2016	1,928,928	42

(1)	The weighted average share price for options exercised during the six months ended June 30. 2016 was $59.

24 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 Cash flows

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Cash flows from operating activities	1,890	1,841	49	2.7%	3,180	2,886	294	10.2%
Capital expenditures	(950)	(914)	(36)	(3.9%)	(1,802)	(1,741)	(61)	(3.5%)
Cash dividends paid on preferred shares	(35)	(37)	2	5.4%	(71)	(76)	5	6.6%
Cash dividends paid by subsidiaries to non-controlling interest	(10)	(7)	(3)	(42.9%)	(22)	(7)	(15)	n.m.
Acquisition and other costs paid	39	48	(9)	(18.8%)	67	100	(33)	(33.0%)
Free cash flow	934	931	3	0.3%	1,352	1,162	190	16.4%
Business acquisitions	(1)	(284)	283	99.6%	(246)	(284)	38	13.4%
Acquisition and other costs paid	(39)	(48)	9	18.8%	(67)	(100)	33	33.0%
Business dispositions	2	407	(405)	(99.5%)	18	407	(389)	(95.6%)
Acquisition of spectrum licences	(1)	(429)	428	99.8%	(1)	(529)	528	99.8%
Other investing activities	(14)	(7)	(7)	(100.0%)	21	(2)	23	n.m.
Net issuance of debt instruments	(97)	(982)	885	90.1%	65	65	–	–
Issue of common shares	19	19	–	–	92	57	35	61.4%
Repurchase of shares for settlement of share-based payments	(11)	(13)	2	15.4%	(79)	(86)	7	8.1%
Cash dividends paid on common shares	(592)	(547)	(45)	(8.2%)	(1,118)	(1,066)	(52)	(4.9%)
Other financing activities	(8)	(3)	(5)	n.m.	(35)	(21)	(14)	(66.7%)
Net increase (decrease) in cash and cash equivalents	192	(956)	1,148	n.m.	2	(397)	399	n.m.

n.m.:	not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the second quarter of 2016 and on a year-to-date basis in 2016 increased by $49 million and $294 million, respectively, compared to the same periods last year due mainly to higher adjusted EBITDA and lower income taxes paid, partly offset by a decrease in working capital.

Free cash flow in the second quarter of 2016 and on a year-to-date basis in 2016 increased by $3 million and $190 million, respectively, compared to the same periods last year, due to an increase in cash flows from operating activities, partly offset by higher capital expenditures.

Capital expenditures

	Q2 2016	Q2 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	(183)	(188)	5	2.7%	(345)	(339)	(6)	(1.8%)
Capital intensity ratio	10.5%	11.1%		0.6%	10.1%	10.2%		0.1%
Bell Wireline	(733)	(696)	(37)	(5.3%)	(1,402)	(1,352)	(50)	(3.7%)
Capital intensity ratio	24.6%	22.9%		(1.7%)	23.5%	22.3%		(1.2%)
Bell Media	(34)	(30)	(4)	(13.3%)	(55)	(50)	(5)	(10.0%)
Capital intensity ratio	4.4%	4.1%		(0.3%)	3.6%	3.4%		(0.2%)
BCE	(950)	(914)	(36)	(3.9%)	(1,802)	(1,741)	(61)	(3.5%)
Capital intensity ratio	17.8%	17.2%		(0.6%)	17.0%	16.5%		(0.5%)

BCE capital expenditures increased by $36 million, or 3.9%, in Q2 2016 and $61 million, or 3.5%, in the first six months of the year, compared to the same periods last year. Capital expenditures as a percentage of revenue (capital intensity ratio) was 17.8% and 17.0%, in Q2 2016 and the first half of the year, respectively, compared to 17.2% and 16.5% in the same respective periods in 2015. The year-over-year variances reflect:

  Relatively stable year-over-year wireless capital spending, reflecting our continued investment in the expansion of our LTE network and LTE-A network, which reached 50% of the Canadian population at June 30, 2016, as well as the ongoing investment to increase network capacity to accommodate higher speeds and growing data consumption
  Higher wireline capital expenditures of $37 million and $50 million in Q2 2016 and year to date, respectively, compared to the same periods last year, driven by the ongoing rollout of broadband fibre directly to more homes and businesses, including the buildout of Gigabit Fibe infrastructure to the city of Toronto and other urban areas, which was moderated by the slower pace of expansion of our IPTV service footprint in Québec and Ontario

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 25
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Business acquisitions

In Q1 2016, BCE completed the previously announced transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total consideration of $218 million, of which $21 million was paid in 2015.

On May 20, 2015, BCE completed the acquisition of all of Glentel’s issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares.

Business dispositions

On May 20, 2015, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

Acquisition of spectrum licences

On April 21, 2015, Bell Mobility Inc. (Bell Mobility) acquired Advanced Wireless Services-3 (AWS-3) wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million Megahertz per Population (MHz-pop) of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015.

On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-pop of 2500 Megahertz (MHz) wireless spectrum for $29 million, which was paid in Q2 2015. This acquisition increased Bell Mobility’s 2500 MHz spectrum holdings in a number of urban and rural markets.

Debt instruments

2016:

In the second quarter of 2016, we repaid $97 million of debt, net of issuances. This included the repayment of Series M-38 debentures with a principal amount of $150 million and payments of finance leases and other debt of $120 million partly offset by $173 million issuances of notes payable (net of repayments).

In the first half of 2016, we issued $65 million of debt, net of repayments. This included the issuance of Series M-41 MTN debentures at Bell Canada with a principal amount of $750 million and the issuance of $898 million of notes payable. These issuances were partly offset by the early debt redemption of Series M-19 MTN, Series M-23 MTN and Series M-32 debentures, with a principal amount of $200 million, $500 million and $500 million, respectively, the repayment of Series M-38 debentures of $150 million and payments of finance leases and other debt of $233 million.

2015:

In the second quarter of 2015, we repaid $982 million of debt, net of issuances. This included a $574 million repayment (net of issuances) of notes payable and bank advances, a partial repayment of approximately $500 million of our unsecured committed term credit facility, a $112 million repayment of Glentel’s outstanding debt and a $111 million repayment of finance leases and other debt. These repayments were partly offset by an increase in our loans secured by trade receivables of $315 million.

In the first half of 2015, we issued $65 million of debt, net of repayments. This included the issuance of Series M-39 MTN debentures at Bell Canada with a principal amount of $500 million, an increase in our loans secured by trade receivables of $315 million and the issuance of $117 million of notes payable. These issuances were partly offset by a partial repayment of approximately $500 million of our unsecured committed term credit facility, a $255 million repayment of finance leases and other debt, and a $112 million repayment of Glentel’s outstanding debt.

Cash dividends paid on common shares

In the second quarter of 2016, cash dividends paid on common shares increased by $45 million compared to Q2 2015, due to a higher dividend paid in Q2 2016 of $0.6825 per common share, compared to $0.65 per common share in Q2 2015, and a higher number of outstanding common shares.

In the first half of 2016, cash dividends paid on common shares increased by $52 million compared to 2015, due to a higher dividend paid in the first half of 2016 of $1.3325 per common share compared to $1.2675 per common share for the same period last year and a higher number of outstanding common shares, partly offset by lower cash dividend payments as a result of common shares issued in Q1 2016 under BCE’s dividend reinvestment plan.

26 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.4 Post-employment benefit plans

For the three and six months ended June 30, 2016, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $423 million and $1,346 million, respectively. This was due to a lower actual discount rate of 3.6% at June 30, 2016, as compared to 3.9% at March 31, 2016 and 4.2% at December 31, 2015. The loss was partly offset by a higher-than-expected return on plan assets.

For the three and six months ended June 30, 2015, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $711 million and $748 million, respectively. This was due to a higher actual discount rate of 4.1% at June 30, 2015, as compared to 3.7% at March 31, 2015 and 4.0% at December 31, 2014. The Q2 2015 gain was partly offset by a lower-than-expected return on plan assets, while the year-to-date gain was further increased by a higher-than-expected return on plan assets.

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2016		DECEMBER 31, 2015
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	188	194	227	234
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	144	155	154	163
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	16,945	19,551	17,688	19,764

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2016
Available-for-sale (AFS) publicly-traded and privately-held investments(3)	Other non-current assets	134	22	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	166	–	166	–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	46	–	74	(28)
December 31, 2015
AFS publicly-traded and privately-held investments(3)	Other non-current assets	128	16	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	256	–	256	–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	30	–	56	(26)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other income in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income in the income statements.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 27
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $51 million (loss of $70 million) recognized in net earnings at June 30, 2016 and a gain (loss) of $66 million recognized in OCI at June 30, 2016, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at June 30, 2016.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE IN USD	SELL CURRENCY	AMOUNTS TO PAY IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	1,538	CAD	1,984	2016	Commercial paper
Cash flow	USD	357	CAD	458	2016	Credit facility
Cash flow	USD	224	CAD	277	2016	Purchase commitments
Cash flow	USD	474	CAD	619	2017-2018	Purchase commitments
Economic	USD	272	CAD	381	2016	Purchase commitments
Economic	USD	50	CAD	75	2017	Purchase commitments
Economic – call options	USD	228	CAD	303	2016	Purchase commitments
Economic – put options	USD	456	CAD	605	2016	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares. During Q1 2016, we settled interest rate locks which hedged long-term debt with a notional amount of $500 million.

4.6 Credit ratings

On May 2, 2016, DBRS Limited (DBRS) placed all ratings of BCE Inc. and Bell Canada Under Review with Negative Implications, following our announcement that we entered into a definitive arrangement agreement to acquire all of the issued and outstanding shares of MTS.

All our other key credit ratings remain unchanged from those described in the BCE 2015 Annual MD&A.

4.7 Liquidity

The approximate $3.1 billion consideration for the proposed acquisition of MTS will be paid 45% in cash and 55% through the issuance of approximately 28 million BCE common shares. BCE intends to fund the cash component of the transaction from available sources of liquidity and/or through debt financing. The proceeds from the proposed divestiture to TELUS of one-third of MTS’ postpaid wireless subscribers and dealer locations in Manitoba may be used to reduce the aggregate amount of debt financing.

In Q1 2016, Bell Canada extended the term of its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc., from July 4, 2016 to July 4, 2017.

All other cash requirements remain substantially unchanged from those described in the BCE 2015 Annual MD&A.

28 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2015 AIF under section 8, Legal Proceedings.

PURPORTED CLASS ACTION CONCERNING PROMOTIONAL PRICING

On July 4, 2016, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and 23 other defendants (including telecommunications companies, banks and other service providers) on behalf of all customers in Québec who, since July 4, 2013, were provided a service either for free or at a discounted price for a fixed period of time, after which a regular price applied unless the customers sent a notice indicating that they did not wish to obtain the service at the regular price (regardless of the disclosure made to customers of the temporary nature of the fee or discounted period).

The plaintiff alleges that the practice of requiring customers to pro-actively send a notice to refuse the regular pricing violates section 230 c) of the Québec Consumer Protection Act. The action seeks unspecified compensatory damages as well as punitive damages.

The action has not yet been authorized as a class action. While no one can predict the outcome of legal proceedings, based on information currently available, Bell Canada believes that it has strong defences and intends to vigorously defend its position.

PATENT INFRINGEMENT LAWSUIT CONCERNING 4G LTE WIRELESS COMMUNICATIONS SYSTEMS

On June 9, 2016, the claim initially filed in the Federal Court against Bell Canada and BCE Inc. by Wi-LAN Inc. was amended to remove Bell Canada and BCE Inc. as defendants and add Bell Mobility as the sole defendant.

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On June 7, 2016, the plaintiffs filed with the Saskatchewan Court of Queen’s Bench a discontinuance of their claim initially filed on July 27, 2009 against wireless service providers, including Bell Mobility, Bell Aliant Regional Communications, Limited Partnership and Bell Aliant Regional Communications Inc. (now Bell Mobility as successor to the Bell Aliant Regional Communications, Limited Partnership and Bell Aliant Regional Communications Inc. wireless business), on behalf of certain alleged customers (the Second Action). Accordingly, this purported class action is now concluded. The claim initially filed with the Saskatchewan Court of Queen’s Bench on August 9, 2004 and certified on September 17, 2007, referred to in the BCE 2015 AIF as the Initial Action, remains active and is proceeding as a national class action on the merits.

PURPORTED CLASS ACTION CONCERNING DIVIDENDS

On May 2, 2016, the plaintiffs filed with the Saskatchewan Court of Queen’s Bench a discontinuance of their claim initially filed on October 24, 2008 against BCE Inc. and, among others, Ontario Teachers’ Pension Plan Board, affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners LLC, and Merrill Lynch Global Private Equity, on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. Accordingly, this purported class action is now concluded.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 29
5	QUARTERLY FINANCIAL INFORMATION	MD&A

5 Quarterly financial information

BCE’s Q2 2016 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on August 3, 2016.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues	5,340	5,270	5,603	5,345	5,326	5,240	5,528	5,195
Adjusted EBITDA	2,268	2,163	2,073	2,187	2,197	2,094	2,022	2,115
Severance, acquisition and other costs	(57)	(42)	(152)	(46)	(24)	(224)	(58)	(66)
Depreciation	(713)	(739)	(731)	(727)	(720)	(712)	(734)	(739)
Amortization	(156)	(149)	(136)	(133)	(134)	(127)	(118)	(116)
Net earnings	830	758	542	791	814	583	594	703
Net earnings attributable to common shareholders	778	707	496	739	759	532	542	600
Net earnings per common share
Basic	0.89	0.82	0.58	0.87	0.90	0.63	0.64	0.77
Diluted	0.89	0.82	0.58	0.87	0.90	0.63	0.63	0.77
Included in net earnings:
Severance, acquisition and other costs	(44)	(31)	(112)	(35)	(16)	(164)	(42)	(45)
Net (losses) gains on investments	(2)	12	(1)	(16)	40	(2)	(8)	–
Early debt redemption costs	–	(8)	(6)	–	–	(7)	(18)	(3)
Adjusted net earnings	824	734	615	790	735	705	610	648
Adjusted EPS	0.94	0.85	0.72	0.93	0.87	0.84	0.72	0.83
Average number of common shares outstanding – basic (millions)	869.1	867.1	853.5	848.9	844.9	841.0	837.7	782.1

30 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
6	REGULATORY ENVIRONMENT	MD&A

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2015 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment, as subsequently updated in the BCE 2016 First Quarter MD&A.

Telecommunications Act

COMPLAINT REGARDING PRICING OF BROADCASTING CONTENT ACCESSED VIA MOBILE DEVICES

On January 29, 2015, the CRTC issued a decision (Mobile TV decision) concerning a complaint against Bell Mobility about the pricing of our Bell Mobile TV service compared with the rates applicable when consumers access programming content received via mobile devices over the Internet. On February 20, 2015, Bell Canada filed a motion seeking leave to appeal the CRTC’s Mobile TV decision in the Federal Court of Appeal, which was granted on April 2, 2015. On June 20, 2016, the Federal Court of Appeal dismissed our appeal of the CRTC’s Mobile TV decision. Consistent with this decision, our Mobile TV service will continue to be subject to standard data charges, as it has been since April 29, 2015.

WHOLESALE WIRELINE SERVICES FRAMEWORK REVIEW

On May 10, 2016, the Governor in Council rejected our request to vary CRTC Telecom Decision 2015-326 in order to exempt FTTP and next-generation DOCSIS 3.1. cable networks from the newly mandated disaggregated wholesale high-speed access service. On June 29, 2016, the CRTC rejected our application requesting the addition of conditions regarding competitor eligibility for the new disaggregated wholesale high-speed access service. These adverse regulatory decisions may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas. Additionally, the introduction of CRTC mandated wholesale services over FTTP may also introduce additional technical and operational complexity into our current network design that Internet based competitors do not need to face. This complexity may reduce the efficiency of how we build and operate services for our customers. The technical design, rates and roll-out schedule of these new services have not yet been determined by the CRTC.

Other Key Legislation

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT

On June 30, 2016, the Office of the Privacy Commissioner of Canada invited comments from interested parties with respect to its consultation on consent and privacy. Issue areas to be addressed in the consultation include enhancements to the consent process, alternative to express consent, evolving information governance and changes to enforcement processes and powers. The outcome of this consultation could have a significant impact on the ability of companies like Bell to use personal information.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 31
7	BUSINESS RISKS	MD&A

7 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2015 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2016 First Quarter MD&A and in this MD&A. The risks described in the BCE 2015 Annual MD&A, as updated in the BCE 2016 First Quarter MD&A and in this MD&A, include, without limitation, risks associated with:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used by our Bell TV business unit are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans

32 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
7	BUSINESS RISKS	MD&A

  higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

Please see section 9, Business risks of the BCE 2015 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2015 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please see section 4.7, Liquidity – Litigation in this MD&A for an update to the legal proceedings described in the BCE 2015 AIF, which section 4.7 is incorporated by reference in this section 7. Please also see section 6, Regulatory environment in this MD&A and in the BCE 2016 First Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2015 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in this section 7, Business risks, in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in this MD&A, as well as section 6, Regulatory environment in the BCE 2016 First Quarter MD&A, the risks described in the BCE 2015 Annual MD&A remain substantially unchanged.

Update to the description of business risks

FINANCIAL MANAGEMENT

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

In June 2016, we filed updated post-employment benefit plans valuations as of December 31, 2015 which confirmed our expected funding for 2016 as disclosed in the BCE 2015 Annual MD&A.

PROPOSED MTS ACQUISITION

The expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS are subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed acquisition by BCE of all of the issued and outstanding shares of MTS and the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS following the closing of BCE’s acquisition of MTS, are each subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. There can be no assurance that the proposed transactions will occur, or that they will occur on the timetable or on the terms and conditions currently contemplated. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transactions will be fully realized.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 33
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8 Accounting policies, financial measures and controls

8.1 Our accounting policies

BCE’s Q2 2016 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 3, 2016. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2015. BCE’s Q2 2016 Financial Statements do not include all of the notes required in the annual financial statements.

Adoption of amended accounting standards

As required, effective January 1, 2016, we adopted the following amended accounting standards on a prospective basis, none of which had a significant impact on our consolidated interim financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.

This amendment did not have a significant impact on our financial statements.
Amendments to IFRS 11 – Joint Arrangements

Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.

This amendment did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amended standards were issued by the IASB and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 15 – Revenue from Contracts with Customers	Addresses implementation questions on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition requirements. In particular, the amendments clarify when a promised good or service is separately identifiable from other promises in a contract and how to apply the principal versus agent guidance. The amendments also add practical expedients to the transition requirements for completed contracts under the full retrospective transition approach and to contract modifications at transition.	We are currently evaluating the impact of the amendments to IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2018.
Amendments to IFRS 2 – Share-based Payment	Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.	The amendments to IFRS 2 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.

34 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q2 2016 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net earnings	830	814	1,588	1,397
Severance, acquisition and other costs	57	24	99	248
Depreciation	713	720	1,452	1,432
Amortization	156	134	305	261
Finance costs
Interest expense	217	230	436	456
Interest on post-employment benefit obligations	21	28	41	55
Other income	(41)	(43)	(64)	(23)
Income taxes	315	290	574	465
Adjusted EBITDA	2,268	2,197	4,431	4,291
BCE operating revenues	5,340	5,326	10,610	10,566
Adjusted EBITDA margin	42.5%	41.3%	41.8%	40.6%

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q2 2016		Q2 2015		YTD 2016		YTD 2015
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	778	0.89	759	0.90	1,485	1.71	1,291	1.53
Severance, acquisition and other costs	44	0.05	16	0.01	75	0.08	180	0.21
Net (gains) losses on investments	2	–	(40)	(0.04)	(10)	(0.01)	(38)	(0.04)
Early debt redemption costs	–	–	–	–	8	0.01	7	0.01
Adjusted net earnings	824	0.94	735	0.87	1,558	1.79	1,440	1.71

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 35
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Cash flows from operating activities	1,890	1,841	3,180	2,886
Capital expenditures	(950)	(914)	(1,802)	(1,741)
Cash dividends paid on preferred shares	(35)	(37)	(71)	(76)
Cash dividends paid by subsidiaries to non-controlling interest	(10)	(7)	(22)	(7)
Acquisition and other costs paid	39	48	67	100
Free cash flow	934	931	1,352	1,162

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2016	DECEMBER 31, 2015
Debt due within one year	4,532	4,895
Long-term debt	15,817	15,390
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(615)	(613)
Net debt	21,736	21,674

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

36 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

KPIs

In addition to the non-GAAP financial measures previously described, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber represents the measurement of certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend payout ratio	Dividends paid on common shares divided by free cash flow.

8.3 Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 37
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements

Consolidated income statements

FOR THE PERIOD ENDED JUNE 30 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)		THREE MONTHS		SIX MONTHS
	NOTE	2016	2015	2016	2015
Operating revenues	4	5,340	5,326	10,610	10,566
Operating costs	4, 5	(3,072)	(3,129)	(6,179)	(6,275)
Severance, acquisition and other costs	4, 6	(57)	(24)	(99)	(248)
Depreciation	4	(713)	(720)	(1,452)	(1,432)
Amortization	4	(156)	(134)	(305)	(261)
Finance costs
Interest expense		(217)	(230)	(436)	(456)
Interest on post-employment benefit obligations	10	(21)	(28)	(41)	(55)
Other income	7	41	43	64	23
Income taxes		(315)	(290)	(574)	(465)
Net earnings		830	814	1,588	1,397
Net earnings attributable to:
Common shareholders		778	759	1,485	1,291
Preferred shareholders		35	39	72	77
Non-controlling interest		17	16	31	29
Net earnings		830	814	1,588	1,397
Net earnings per common share – basic and diluted	8	0.89	0.90	1.71	1.53
Average number of common shares outstanding – basic (millions)		869.1	844.9	868.1	843.0

38 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED JUNE 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	THREE MONTHS		SIX MONTHS
	2016	2015	2016	2015
Net earnings	830	814	1,588	1,397
Other comprehensive (loss) income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil for the three months and six months ended June 30, 2016 and 2015, respectively	–	1	5	1
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $1 million and $9 million for the three months ended June 30, 2016 and 2015, respectively, and $27 million and nil for the six months ended June 30, 2016 and 2015, respectively	(7)	(38)	(79)	(10)
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $116 million and ($192) million for the three months ended June 30, 2016 and 2015, respectively, and $367 million and ($202) million for the six months ended June 30, 2016 and 2015, respectively(1)	(307)	519	(979)	546
Other comprehensive (loss) income	(314)	482	(1,053)	537
Total comprehensive income	516	1,296	535	1,934
Total comprehensive income attributable to:
Common shareholders	464	1,241	435	1,827
Preferred shareholders	35	39	72	77
Non-controlling interest	17	16	28	30
Total comprehensive income	516	1,296	535	1,934

(1)	The discount rate used to value our post-employment benefit obligations at June 30, 2016 was 3.6% compared to 3.9% at March 31, 2016 and 4.2% at December 31, 2015. The discount rate used to value our post-employment benefit obligations at June 30, 2015 was 4.1% compared to 3.7% at March 31, 2015 and 4.0% at December 31, 2014.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 39
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2016	DECEMBER 31, 2015
ASSETS
Current assets
Cash		319	100
Cash equivalents		296	513
Trade and other receivables		2,671	3,009
Inventory		415	416
Prepaid expenses		543	393
Other current assets		197	377
Total current assets		4,441	4,808
Non-current assets
Property, plant and equipment		21,719	21,630
Intangible assets		11,430	11,176
Deferred tax assets		116	89
Investments in associates and joint ventures		1,110	1,119
Other non-current assets		834	794
Goodwill		8,618	8,377
Total non-current assets		43,827	43,185
Total assets		48,268	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities		3,996	4,287
Interest payable		142	148
Dividends payable		606	576
Current tax liabilities		122	86
Debt due within one year	9	4,532	4,895
Total current liabilities		9,398	9,992
Non-current liabilities
Long-term debt	9	15,817	15,390
Deferred tax liabilities		1,570	1,824
Post-employment benefit obligations		3,307	2,038
Other non-current liabilities		1,412	1,420
Total non-current liabilities		22,106	20,672
Total liabilities		31,504	30,664
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	4,004	4,004
Common shares		18,300	18,100
Contributed surplus		1,140	1,150
Accumulated other comprehensive income		48	119
Deficit		(7,039)	(6,350)
Total equity attributable to BCE shareholders		16,453	17,023
Non-controlling interest		311	306
Total equity		16,764	17,329
Total liabilities and equity		48,268	47,993

40 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

FOR THE PERIOD ENDED JUNE 30, 2016 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2016	4,004	18,100	1,150	119	(6,350)	17,023	306	17,329
Net earnings	–	–	–	–	1,557	1,557	31	1,588
Other comprehensive loss	–	–	–	(71)	(979)	(1,050)	(3)	(1,053)
Total comprehensive (loss) income	–	–	–	(71)	578	507	28	535
Common shares issued under employee stock option plan	–	97	(6)	–	–	91	–	91
Common shares issued under dividend reinvestment plan	–	38	–	–	–	38	–	38
Common shares issued under employee savings plan	–	65	–	–	–	65	–	65
Other share-based compensation	–	–	(4)	–	(9)	(13)	–	(13)
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,258)	(1,258)	–	(1,258)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(23)	(23)
Balance at June 30, 2016	4,004	18,300	1,140	48	(7,039)	16,453	311	16,764

FOR THE PERIOD ENDED JUNE 30, 2015 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	ATTRIBUTABLE TO BCE SHAREHOLDERS
		PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2015		4,004	16,717	1,141	97	(7,013)	14,946	293	15,239
Net earnings		–	–	–	–	1,368	1,368	29	1,397
Other comprehensive (loss) income		–	–	–	(10)	546	536	1	537
Total comprehensive (loss) income		–	–	–	(10)	1,914	1,904	30	1,934
Common shares issued under employee stock option plan		–	65	(5)	–	–	60	–	60
Common shares issued under employee savings plan		–	64	–	–	–	64	–	64
Other share-based compensation		–	–	1	–	(32)	(31)	–	(31)
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,175)	(1,175)	–	(1,175)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(7)	(7)
Common shares issued for the acquisition of Glentel Inc. (Glentel)	3	–	296	–	–	–	296	–	296
Balance at June 30, 2015		4,004	17,142	1,137	87	(6,306)	16,064	316	16,380

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 41
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

FOR THE PERIOD ENDED JUNE 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		SIX MONTHS
	NOTE	2016	2015	2016	2015
Cash flows from operating activities
Net earnings		830	814	1,588	1,397
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	57	24	99	248
Depreciation and amortization		869	854	1,757	1,693
Post-employment benefit plans cost		77	96	145	199
Net interest expense		215	229	433	452
Losses (gains) on investments	7	2	(94)	(14)	(92)
Income taxes		315	290	574	465
Contributions to post-employment benefit plans		(80)	(92)	(170)	(173)
Payments under other post-employment benefit plans		(19)	(18)	(38)	(38)
Severance and other costs paid		(61)	(52)	(147)	(101)
Interest paid		(221)	(230)	(442)	(457)
Income taxes paid (net of refunds)		(102)	(119)	(340)	(452)
Acquisition and other costs paid		(39)	(48)	(67)	(100)
Net change in operating assets and liabilities		47	187	(198)	(155)
Cash flows from operating activities		1,890	1,841	3,180	2,886
Cash flows used in investing activities
Capital expenditures		(950)	(914)	(1,802)	(1,741)
Business acquisitions	3	(1)	(284)	(246)	(284)
Business dispositions	3	2	407	18	407
Acquisition of spectrum licences		(1)	(429)	(1)	(529)
Other investing activities		(14)	(7)	21	(2)
Cash flows used in investing activities		(964)	(1,227)	(2,010)	(2,149)
Cash flows used in financing activities
Increase (decrease) in notes payable		173	(574)	898	117
Increase in securitized trade receivables		–	315	–	315
Issue of long-term debt	9	–	–	747	502
Repayment of long-term debt	9	(270)	(723)	(1,580)	(869)
Issue of common shares		19	19	92	57
Repurchase of shares for settlement of share-based payments		(11)	(13)	(79)	(86)
Cash dividends paid on common shares		(592)	(547)	(1,118)	(1,066)
Cash dividends paid on preferred shares		(35)	(37)	(71)	(76)
Cash dividends paid by subsidiaries to non-controlling interest		(10)	(7)	(22)	(7)
Other financing activities		(8)	(3)	(35)	(21)
Cash flows used in financing activities		(734)	(1,570)	(1,168)	(1,134)
Net increase (decrease) in cash		217	4	219	(11)
Cash at beginning of period		102	127	100	142
Cash at end of period		319	131	319	131
Net decrease in cash equivalents		(25)	(960)	(217)	(386)
Cash equivalents at beginning of period		321	998	513	424
Cash equivalents at end of period		296	38	296	38

42 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2015 annual consolidated financial statements, approved by BCE’s board of directors on March 3, 2016.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media and radio broadcasting services to customers across Canada and out-of-home advertising services.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 3, 2016. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2015. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Adoption of amended accounting standards

As required, effective January 1, 2016, we adopted the following amended accounting standards on a prospective basis, none of which had a significant impact on our consolidated interim financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 16 – Property,Plant and Equipment and IAS 38 – Intangible Assets

Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.

This amendment did not have a significant impact on our financial statements.
Amendments to IFRS 11 – Joint Arrangements

Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.

This amendment did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amended standards were issued by the IASB and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 15 – Revenue from Contracts with Customers

Addresses implementation questions on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition requirements. In particular, the amendments clarify when a promised good or service is separately identifiable from other promises in a contract and how to apply the principal versus agent guidance. The amendments also add practical expedients to the transition requirements for completed contracts under the full retrospective transition approach and to contract modifications at transition.

		We are currently evaluating the impact of the amendments to IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2018.
Amendments to IFRS 2 – Share-based Payment

Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.

		The amendments to IFRS 2 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 Business acquisitions

2016

National expansion of HBO and The Movie Network (TMN)

In Q1 2016, BCE completed the previously announced transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total cash consideration of $218 million, of which $21 million was paid in 2015.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	218
Finite-life intangible assets	8
Non-current assets	1
Current liabilities	(3)
Non-current liabilities	(8)
Fair value of net assets	(2)
Goodwill(1)	220

(1)	Goodwill arises principally from the ability to leverage media content and future growth. The amount of goodwill deductible for tax purposes is $163 million at a 7% annual rate declining balance. The goodwill arising from the transaction was allocated to our Bell Media group of cash generating units.

The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

Proposed acquisition of Manitoba Telecom Services Inc. (MTS)

On May 2, 2016, BCE announced that it intends to acquire all of the issued and outstanding common shares of MTS for a total consideration of $3.1 billion, of which 45% will be paid in cash and the remaining 55% through the issuance of approximately 28 million BCE common shares. The transaction is valued at approximately $3.9 billion, including net debt of approximately $0.8 billion. BCE intends to fund the cash component of the transaction from available sources of liquidity and/or through debt financing. MTS shareholder approval was obtained at a special meeting of shareholders held on June 23, 2016, and final court approval was obtained on June 29, 2016. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close at the end of 2016 or early 2017. If the transaction does not close under certain circumstances, including failure to obtain required regulatory approvals, BCE may be liable to pay a break fee of $120 million to MTS.

MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The acquisition of MTS will allow us to reach more Canadians through the expansion of our wireless and wireline broadband network while supporting our goal of being recognized by customers as Canada’s leading communications company.

On May 2, 2016, BCE also announced that following the completion of the acquisition of MTS, it intends to divest of one-third of the postpaid wireless subscribers of MTS to TELUS Corporation (TELUS). As part of the transaction, BCE also intends to assign one-third of MTS’ dealer locations in Manitoba to TELUS. The transaction with TELUS is subject to regulatory approvals and customary closing conditions. The acquisition of MTS is not conditional on completion of the transaction with TELUS. BCE may be liable to pay a break fee of $75 million to TELUS if the transaction with TELUS does not close under certain circumstances.

2015

Glentel

On May 20, 2015, BCE completed the acquisition of all of Glentel’s issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following the closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares.

Subsequently, also on May 20, 2015 and further to an agreement dated December 24, 2014, BCE divested 50% of its ownership interest in Glentel to Rogers Communications Inc. for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs). The resulting gain of $94 million is recorded in Other income.

Glentel is a Canadian-based dual-carrier, multi-brand mobile products distributor. The transaction is part of our strategy to accelerate wireless and improve customer service. BCE accounts for its investment in Glentel as a joint venture using the equity method.

44 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended June 30, 2016 and 2015.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2016					INTER-SEGMENT ELIMINATIONS
	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		1,724	2,938	678	–	5,340
Inter-segment		11	41	101	(153)	–
Total operating revenues		1,735	2,979	779	(153)	5,340
Operating costs	5	(963)	(1,706)	(556)	153	(3,072)
Segment profit(1)		772	1,273	223	–	2,268
Severance, acquisition and other costs	6	(3)	(49)	(5)	–	(57)
Depreciation and amortization		(140)	(692)	(37)	–	(869)
Finance costs
Interest expense						(217)
Interest on post-employment benefit obligations	10					(21)
Other income	7					41
Income taxes						(315)
Net earnings						830

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2015					INTER-SEGMENT ELIMINATIONS
	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		1,688	2,982	656	–	5,326
Inter-segment		9	60	84	(153)	–
Total operating revenues		1,697	3,042	740	(153)	5,326
Operating costs	5	(980)	(1,777)	(525)	153	(3,129)
Segment profit(1)		717	1,265	215	–	2,197
Severance, acquisition and other costs	6	(3)	(11)	(10)		(24)
Depreciation and amortization		(125)	(694)	(35)		(854)
Finance costs
Interest expense						(230)
Interest on post-employment benefit obligations	10					(28)
Other income	7					43
Income taxes						(290)
Net earnings						814

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the six month periods ended June 30, 2016 and 2015.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016					INTER-SEGMENT ELIMINATIONS
	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		3,407	5,880	1,323	–	10,610
Inter-segment		21	82	197	(300)	–
Total operating revenues		3,428	5,962	1,520	(300)	10,610
Operating costs	5	(1,895)	(3,432)	(1,152)	300	(6,179)
Segment profit(1)		1,533	2,530	368	–	4,431
Severance, acquisition and other costs	6	(4)	(91)	(4)	–	(99)
Depreciation and amortization		(281)	(1,404)	(72)	–	(1,757)
Finance costs
Interest expense						(436)
Interest on post-employment benefit obligations	10					(41)
Other income	7					64
Income taxes						(574)
Net earnings						1,588

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2015					INTER-SEGMENT ELIMINATIONS
	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		3,315	5,949	1,302	–	10,566
Inter-segment		19	120	164	(303)	–
Total operating revenues		3,334	6,069	1,466	(303)	10,566
Operating costs	5	(1,905)	(3,563)	(1,110)	303	(6,275)
Segment profit(1)		1,429	2,506	356	–	4,291
Severance, acquisition and other costs	6	(7)	(230)	(11)		(248)
Depreciation and amortization		(252)	(1,373)	(68)		(1,693)
Finance costs
Interest expense						(456)
Interest on post-employment benefit obligations	10					(55)
Other income	7					23
Income taxes						(465)
Net earnings						1,397

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

46 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2016	2015	2016	2015
Labour costs
Wages, salaries and related taxes and benefits		(1,024)	(1,093)	(2,029)	(2,153)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(56)	(68)	(104)	(144)
Other labour costs(1)		(253)	(223)	(495)	(446)
Less:
Capitalized labour		253	240	479	469
Total labour costs		(1,080)	(1,144)	(2,149)	(2,274)
Cost of revenues(2)		(1,548)	(1,537)	(3,123)	(3,103)
Other operating costs(3)		(444)	(448)	(907)	(898)
Total operating costs		(3,072)	(3,129)	(6,179)	(6,275)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6 Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2016	2015	2016	2015
Severance	(35)	(20)	(57)	(50)
Acquisition and other	(22)	(4)	(42)	(198)
Total severance, acquisition and other costs	(57)	(24)	(99)	(248)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include severance and integration costs relating to the privatization of Bell Aliant Inc.

2015

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against satellite signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages awarded by such court, granting plaintiffs damages of $82 million, plus interest and costs. A charge of $137 million was recorded in Q1 2015 and was included in Acquisition and other costs.

On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu’s application for leave to appeal the Québec Court of Appeal’s judgment. Accordingly, the aggregate amount of $141.6 million, including interest and costs, was paid by Bell ExpressVu on October 19, 2015 in full satisfaction of the judgment as rendered by the Québec Court of Appeal.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 Other income

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2016	2015	2016	2015
Net mark-to-market gains (losses) on derivatives used as economic hedges		37	(9)	44	9
(Losses) gains on investments	3	(2)	94	14	92
Losses on disposal/retirement of software, plant and equipment		(6)	(9)	(14)	(31)
Early debt redemption costs	9	–	–	(11)	(10)
Equity losses from investments in associates and joint ventures
Loss on investment(1)		–	(54)	–	(54)
Operations		(4)	(22)	(1)	(16)
Other		16	43	32	33
Total other income		41	43	64	23

(1)	Represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2016	2015	2016	2015
Net earnings attributable to common shareholders – basic	778	759	1,485	1,291
Dividends declared per common share (in dollars)	0.6825	0.650	1.3650	1.300
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	869.1	844.9	868.1	843.0
Assumed exercise of stock option(1)	1.2	1.3	1.1	1.4
Weighted average number of common shares outstanding – diluted (in millions)	870.3	846.2	869.2	844.4

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,932,719 for both the second quarter of 2016 and for the first half of 2016, compared to 2,764,616 for both the second quarter and for the first half of 2015.

Note 9 Debt

On January 11, 2016, Bell Canada redeemed, prior to maturity, its 4.64% Series M-19 medium term notes (MTN) debentures, having an outstanding principal amount of $200 million which were due on February 22, 2016, as well as its 3.65% Series M-23 MTN debentures, having an outstanding principal amount of $500 million which were due on May 19, 2016.

On February 29, 2016, Bell Canada issued 3.55% Series M-41 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on March 2, 2026.

On March 31, 2016, Bell Canada redeemed, prior to maturity, its 5.41% Series M-32 debentures, having an outstanding principal amount of $500 million which were due on September 26, 2016. We incurred an $11 million charge for the early debt redemption costs which was recorded in Other income (expense) in Q1 2016 in the income statement.

In Q1 2016, Bell Canada reclassified $700 million of its 5.00% Series M-18 MTN debentures, which mature on February 15, 2017, from long-term debt to short-term debt.

In Q1 2016, Bell Canada extended the term of its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc., from July 4, 2016 to July 4, 2017. As a result, we reclassified the $463 million in Canadian dollars ($357 million in U.S. dollars) of borrowings under the credit facility from debt due within one year to long-term debt.

48 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDEDJUNE 30	2016	2015	2016	2015
DB pension	(52)	(59)	(103)	(117)
DC pension	(22)	(22)	(54)	(51)
OPEBs	(1)	(2)	(3)	(4)
Plan amendment gain on DB pension and OPEBs	4	–	27	–
Less:
Capitalized benefit plans cost	15	15	29	28
Total post-employment benefit plans service cost included in operating costs	(56)	(68)	(104)	(144)
Other costs recognized in Severance, acquisition and other costs	–	(1)	5	(8)
Total post-employment benefit plans service cost	(56)	(69)	(99)	(152)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2016	2015	2016	2015
DB pension	(6)	(14)	(12)	(27)
OPEBs	(15)	(14)	(29)	(28)
Total interest on post-employment benefit obligations	(21)	(28)	(41)	(55)

Note 11 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2016		DECEMBER 31, 2015
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	188	194	227	234
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	144	155	154	163
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	16,945	19,551	17,688	19,764

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 49
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2016
AFS publicly-traded and privately-held investments	Other non-current assets	134	22	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	166	–	166	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	46	–	74	(28)
December 31, 2015
AFS publicly-traded and privately-held investments	Other non-current assets	128	16	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	256	–	256	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	30	–	56	(26)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income in the income statements.

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $51 million (loss of $70 million) recognized in net earnings at June 30, 2016 and a gain (loss) of $66 million recognized in other comprehensive income at June 30, 2016, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at June 30, 2016.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE IN USD	SELL CURRENCY	AMOUNTS TO PAY IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	1,538	CAD	1,984	2016	Commercial paper
Cash flow	USD	357	CAD	458	2016	Credit facility
Cash flow	USD	224	CAD	277	2016	Purchase commitments
Cash flow	USD	474	CAD	619	2017-2018	Purchase commitments
Economic	USD	272	CAD	381	2016	Purchase commitments
Economic	USD	50	CAD	75	2017	Purchase commitments
Economic – call options	USD	228	CAD	303	2016	Purchase commitments
Economic – put options	USD	456	CAD	605	2016	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares. During Q1 2016, we settled interest rate locks which hedged long-term debt with a notional amount of $500 million.

50 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Share capital

Conversion of first preferred shares

On March 31, 2016, 1,953,385 of BCE’s 11,500,000 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (Series AN Preferred Shares).

The annual fixed dividend rate on the Series AM Preferred Shares was reset for the next five years, effective on March 31, 2016, at 2.764% from 4.85%. The Series AN Preferred Shares pay a quarterly floating cash dividend.

On May 1, 2016, 5,884,470 of BCE’s 10,841,056 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2016, 28,765 of BCE’s 3,158,944 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares. As a result, 4,985,351 Series AG Preferred Shares and 9,014,649 Series AH Preferred Shares remained outstanding on May 1, 2016.

The annual fixed dividend rate on the Series AG Preferred Shares was reset for the next five years, effective on May 1, 2016, at 2.80% from 4.50%. The Series AH Preferred Shares continue to pay a monthly floating cash dividend.

On August 1, 2016, 5,081,951 of BCE’s 10,754,990 fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). In addition, on August 1, 2016, 276,845 of BCE’s 3,245,010 Series AJ Preferred Shares were converted, on a one-for-one basis, into Series AI Preferred Shares. As a result, 5,949,884 Series AI Preferred Shares and 8,050,116 Series AJ Preferred Shares remained outstanding on August 1, 2016.

The annual fixed dividend rate on the Series AI Preferred Shares was reset for the next five years, effective on August 1, 2016, at 2.75% from 4.15%. The Series AJ Preferred Shares continue to pay a monthly floating cash dividend.

Dividends will be paid as and when declared by the board of directors of BCE.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2016	2015	2016	2015
Employee savings plan (ESP)	(7)	(6)	(14)	(14)
Restricted share units (RSUs) and performance share units (PSUs)	(14)	(14)	(28)	(27)
Other(1)	(3)	(3)	(7)	(7)
Total share-based payments	(24)	(23)	(49)	(48)

(1)	Includes deferred share units (DSUs), deferred share plan (DSP) and stock options.

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended June 30, 2016.

ESP

NUMBER OF ESP
SHARES
Unvested contributions, January 1, 2016	1,146,046
Contributions(1)	307,848
Dividends credited	26,081
Vested	(301,227)
Forfeited	(69,319)
Unvested contributions, June 30, 2016	1,109,429

(1)	The weighted average fair value of the shares contributed during the six months ended June 30, 2016 was $58.

RSUs/PSUs

NUMBER
OF RSUs/PSUs
Oustanding, January 1, 2016	3,333,583
Granted(1)	867,180
Dividends credited	72,704
Settled	(1,306,650)
Forfeited	(50,969)
Outstanding, June 30, 2016	2,915,848

(1)	The weighted average fair value of the RSUs/PSUs granted during the six months ended June 30, 2016 was $58.

BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT 51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DSUs

NUMBER
OF DSUs
Outstanding, January 1 , 2016	3,796,051
Issued(1)	66,158
Settlement of RSUs/PSUs	323,428
Dividends credited	92,120
Settled	(192,900)
Outstanding, June 30, 2016	4,084,857

(1)	The weighted average fair value of the DSUs issued during the six months ended June 30, 2016 was $59.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2016	9,666,904	48
Granted	2,932,719	58
Exercised(1)	(2,094,214)	44
Forfeited	(73,853)	49
Outstanding, June 30, 2016	10,431,556	52
Exercisable, June 30, 2016	1,928,928	42

(1)	The weighted average share price for options exercised during the six months ended June 30, 2016 was $59.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2016
Weighted average fair value per option granted	$2.57
Weighted average share price	$58
Weighted average exercise price	$58
Dividend yield	4.7%
Expected volatility	15%
Risk-free interest rate	0.6%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

52 BCE Inc. 2016 SECOND QUARTER SHAREHOLDER REPORT

This document has been filed by BCE Inc. with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

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fax: 514-786-3970

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please contact investor relations.

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For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

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